Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

ASCENA RETAIL GROUP, INC.,

AVIAN ACQUISITION CORP.

and

ANN INC.

Dated as of May 17, 2015

i

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		27

4.1	Organization and Qualification	28
4.2	Capitalization	28
4.3	Authority	29
4.4	No Conflict	29
4.5	Required Filings and Consents	30
4.6	Parent Shares	30
4.7	SEC Filings; Financial Statements	31
4.8	No Undisclosed Liabilities	31
4.9	Internal Controls	31
4.10	Permits; Compliance with Law	32
4.11	Absence of Certain Changes or Events	33
4.12	Litigation	33
4.13	Form S-4; Proxy Statement/Prospectus	33
4.14	Ownership of Company Capital Stock	33
4.15	Ownership of Merger Sub	33
4.16	Solvency	34
4.17	Available Funds; Sufficient Authorized but Unissued Shares	34
4.18	No Vote of Parent Stockholders	35
4.19	Financing	35
4.20	Brokers	36
4.21	Certain Business Practices	36
4.22	No Other Representations and Warranties	36

ARTICLE 5 COVENANTS		37

5.1	Conduct of Business by the Company and Parent Pending the Closing	37
5.2	Access to Information; Confidentiality	42
5.3	No Solicitation	43
5.4	Efforts	46
5.5	Preparation of Proxy Statement; Stockholders Meetings	48
5.6	Public Announcements	49
5.7	Employee Benefit Matters	49
5.8	Indemnification of Directors and Officers	52
5.9	Takeover Statutes	54
5.10	Section 16 Matters	54
5.11	Financing	54
5.12	Stockholder Litigation	57
5.13	NASDAQ Listing	57

ARTICLE 6 CONDITIONS TO CONSUMMATION OF THE MERGER		58

6.1	Conditions to Obligations of Each Party Under This Agreement	58
6.2	Additional Conditions to Obligations of Parent	58
6.3	Additional Conditions to Obligations of the Company	59

ii

ARTICLE 7 TERMINATION, AMENDMENT AND WAIVER		60

7.1	Termination	60
7.2	Effect of Termination	61
7.3	Termination Fee	62
7.4	Amendment	63
7.5	Waiver	63

ARTICLE 8 GENERAL PROVISIONS		64

8.1	Non-Survival of Representations and Warranties	64
8.2	Fees and Expenses	64
8.3	Notices	64
8.4	Certain Definitions	65
8.5	Terms Defined Elsewhere	75
8.6	Headings	77
8.7	Severability	77
8.8	Entire Agreement	77
8.9	Assignment	77
8.10	No Third-Party Beneficiaries	77
8.11	Mutual Drafting; Interpretation	77
8.12	Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury	78
8.13	Counterparts	80
8.14	Specific Performance	80
8.15	No Recourse to Lender Parties	80

Exhibit A	Commitment Letter

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of May 17, 2015 (this “Agreement”), is made by and among Ascena Retail Group, Inc., a Delaware corporation (“Parent”), Avian Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and ANN INC., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 8.4, Section 8.5 or as otherwise defined elsewhere in this Agreement unless the context clearly indicates otherwise.

RECITALS

1. The parties hereto intend to effect a business combination through the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “Merger”).

2. The respective Boards of Directors of Parent, Merger Sub and the Company (the “Company Board”) have each approved this Agreement and the acquisition of the Company by Parent (including the Merger) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware, as amended (the “DGCL”).

3. The Company Board has, upon the terms and subject to the conditions set forth herein, (a) determined that the transactions contemplated by this Agreement, including the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, (b) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (c) directed that this Agreement be submitted to the stockholders of the Company for its adoption and (d) determined to recommend that the Company’s stockholders adopt this Agreement pursuant to Section 251 of the DGCL (the “Company Board Recommendation”).

4. The Board of Directors of Merger Sub has, upon the terms and subject to the conditions set forth herein, (a) determined that the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of Merger Sub and its stockholders, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (c) directed that this Agreement be submitted to the sole stockholder of Merger Sub for its adoption and (d) recommended that Parent, as the sole stockholder of Merger Sub, adopt this Agreement.

5. The Board of Directors of Parent (the “Parent Board”) has, upon the terms and subject to the conditions set forth herein, approved this Agreement and the transactions contemplated hereby, including the Merger.

6. Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, and the covenants, premises, representations and warranties and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties to this Agreement agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) wholly owned by Parent. The Merger shall be effected pursuant to Section 251 of the DGCL and shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, in each case, as provided under the DGCL.

(b) Subject to Section 5.7, at the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, the certificate of incorporation of the Surviving Corporation shall be amended so as to read in its entirety in the form set forth as the certificate of incorporation of Merger Sub immediately prior to the Effective Time (except that the certificate of incorporation of the Surviving Corporation shall provide that the name of the Surviving Corporation shall be ANN INC. and the provisions of the certificate of incorporation of Merger Sub relating to the incorporator of Merger Sub shall be omitted), and as so amended shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. In addition, subject to Section 5.7, the Company and the Surviving Corporation shall take all necessary action such that, at the Effective Time, the bylaws of the Surviving Corporation shall be amended so as to read in its entirety as the bylaws of Merger Sub immediately prior to the Effective Time, and as so amended shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(c) At the Effective Time, the Company and the Surviving Corporation shall take all necessary action such that the directors of Merger Sub immediately prior to the Effective Time or such other individuals designated by Parent as of the Effective Time shall become the directors of the Surviving Corporation, each to hold office, from and after the Effective Time, in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time, from and after the Effective Time, shall continue as the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(d) If, at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding Equity Interests of the Company or Parent, shall occur as a result of any reorganization, reclassification, recapitalization, stock split (including a reverse stock split), subdivision or combination, exchange or readjustment of shares, or any dividend or distribution with a record date during such period, the Merger Consideration and the Fractional Share Consideration will be equitably adjusted to reflect such change.

1.2 Closing and Effective Time of the Merger. The closing of the Merger (the “Closing”) will take place at 8:00 a.m., New York City time, on the second (2nd) Business Day after satisfaction or waiver of all of the applicable conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, unless another time, date or place is agreed to in writing by the parties hereto; provided, however, that, notwithstanding the satisfaction or waiver of all of the applicable conditions set forth in Article 6, Parent and Merger Sub shall not be obligated to effect the Closing prior to the third (3rd) Business Day following the final day of the Marketing Period, unless Parent shall request an earlier date on two (2) Business Days’ prior written notice to the Company (but, subject in such case, to the satisfaction or waiver of all of the applicable conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing) (such date on which the Closing occurs hereinafter referred to as the “Closing Date”). Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, or on such other date and time to which Merger Sub and the Company may agree in writing, Merger Sub or the Company shall cause a certificate of merger with respect to the Merger (the “Certificate of Merger”), to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings required under the DGCL. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later date and time as is agreed upon by the parties and specified in the Certificate of Merger (such date and time at which the Merger becomes effective hereinafter referred to as the “Effective Time”).

ARTICLE 2

CONVERSION OF SECURITIES IN THE MERGER

2.1 Conversion of Securities. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Conversion of Company Shares. Each Company Share issued and outstanding immediately prior to the Effective Time, other than Dissenting Shares and Cancelled Shares, shall be converted into the right to receive (i) subject to the following proviso, 0.68 of a validly issued, fully paid and nonassessable Parent Share (the “Stock Consideration”); provided, that, if the aggregate number of Parent Shares to be issued pursuant to this Section 2.1(a) together with the aggregate number of Parent Shares to be issued pursuant to Section 2.4 would exceed 19.99% of the issued and outstanding Parent Shares as of the Closing Date, as reasonably determined by Parent in accordance with Rule 5635 of the NASDAQ Stock Market Rules (the amount equal to 19.99% of such issued and outstanding shares rounded down to the nearest whole share, the “Maximum Share Number”), then the number of Parent Shares to be issued pursuant to this Section 2.1(a) and Section 2.4 shall be reduced to the minimum extent necessary such that the number of Parent Shares issuable pursuant to this Section 2.1(a) and Section 2.4 equals the Maximum Share Number, and, in such event, each Company Share (or holder of a Company Option or Company Restricted Share Award, as applicable), shall be entitled to receive an additional cash payment in an amount equal to the dollar value of the Parent Shares reduced pursuant to this proviso (to be calculated on the Closing Date based on the Parent Share VWAP) and (ii) $37.34 in cash, without interest (the “Cash Consideration” and together with the Stock Consideration, the “Merger Consideration”), as well as the Fractional Share Consideration and the Dividend Consideration, as applicable. From and after the Effective Time, all such Company Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration therefor upon surrender of Certificates or Book-Entry Shares in accordance with Section 2.2.

(b) Merger Sub Equity Interests. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(c) Cancelled Shares. Each Company Share that is owned directly by the Company (or any wholly owned Subsidiary of the Company), Parent or Merger Sub immediately prior to the Effective Time (the “Cancelled Shares”) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation and retirement.

2.2 Payment for Securities; Surrender of Certificates.

(a) Exchange Agent. Prior to the Effective Time, Parent or Merger Sub shall designate a reputable U.S. bank or trust company to act as the exchange agent (the identity and terms of designation and appointment of which shall be subject to the reasonable prior approval of the Company) for purposes of effecting the payment of the Merger Consideration and the Fractional Share Consideration in connection with the Merger (the “Exchange Agent”). Parent shall pay, or cause to be paid, the fees and expenses of the Exchange Agent. At or prior to the Effective Time, Merger Sub shall deposit, or cause to be deposited, with the Exchange Agent (i) evidence of Parent Shares issuable pursuant to Section 2.1(a) in book-entry form equal to the aggregate Stock Consideration portion of the Merger Consideration (excluding any Fractional Share Consideration), and (ii) cash in immediately available funds in an amount sufficient to pay the aggregate Cash Consideration portion of the Merger Consideration and the aggregate Fractional Share Consideration (such evidence of Parent Shares in book-entry form and cash amounts, including any Dividend Consideration, the “Exchange Fund”), in each case, for the sole benefit of the holders of shares of Company Shares. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration out of the Exchange Fund in accordance with this Agreement. In the event the Exchange Fund shall at any time be insufficient to pay the aggregate Cash Consideration, Fractional Share Consideration and Dividend Consideration, Parent shall, or shall cause Merger Sub to, promptly deposit additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as directed by Parent or Merger Sub, in its sole discretion, pending payment thereof by the Exchange Agent to the holders of the Company Shares; provided, that any such investments shall be in obligations of, or guaranteed by, the United States government. Earnings from such investments shall be the sole and exclusive property of Parent or Merger Sub, and no part of such earnings shall accrue to the benefit of holders of Company Shares.

(b) Procedures for Surrender.

(i) Certificates. As soon as practicable after the Effective Time (and in no event later than three (3) Business Days after the Effective Time), Parent or the Surviving Corporation shall cause the Exchange Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Company Shares represented by certificates (the “Certificates”), which Company Shares were converted into the right to receive the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration at the Effective Time pursuant to this Agreement: (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and shall otherwise be in such form as Parent and the Exchange Agent shall reasonably agree upon and (B) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.2(e)) in exchange for payment of the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration, the forms of which letter of transmittal and instructions shall be subject to the reasonable approval of the Company prior to the Effective Time. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.2(e)) to the Exchange Agent or to such other agent or agents as may be appointed by Merger Sub, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates, the holder of such Certificates shall be entitled to receive the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration for each Company Share formerly represented by such Certificates (after giving effect to any required Tax withholdings as provided in Section 2.5), and any Certificate so surrendered shall forthwith be cancelled. If payment of the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it shall be a condition precedent of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration to a Person other than the registered holder of the Certificate so surrendered and shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not required to be paid. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. Until surrendered as contemplated hereby, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration as contemplated by this Agreement, except for Certificates representing Dissenting Shares, which shall represent the right to receive payment of the fair value of such Company Shares in accordance with and to the extent provided by Section 262 of the DGCL.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, no holder of non-certificated Company Shares represented by book-entry (“Book-Entry Shares”) shall be required to deliver a Certificate or, in the case of holders of Book-Entry Shares held through The Depository Trust Company, an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration that such holder is entitled to receive pursuant to Section 2.1(a). In lieu thereof, each holder of record of one (1) or more Book-Entry Shares held through The Depository Trust Company whose Company Shares were converted into the right to receive the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver to The Depository Trust Company or its nominee, for the benefit of the holder of such Book-Entry Shares held through it, as promptly as practicable after the Effective Time, in respect of each such Book-Entry Share the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration (after giving effect to any required Tax withholdings as provided in Section 2.5), and such Book-Entry Shares of such holder shall forthwith be cancelled. As soon as practicable after the Effective Time (and in no event later than three (3) Business Days after the Effective Time), the Surviving Corporation shall cause the Exchange Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Book-Entry Shares not held through The Depository Trust Company (A) a letter of transmittal, which shall be in such form as Parent and the Exchange Agent shall reasonably agree upon and (B) instructions for returning such letter of transmittal in exchange for the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration, the forms of which letter of transmittal and instructions shall be subject to the reasonable approval of the Company prior to the Effective Time. Upon delivery of such letter of transmittal, in accordance with the terms of such letter of transmittal, duly executed, the holder of such Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration (after giving effect to any required Tax withholdings as provided in Section 2.5), and such Book-Entry Shares so surrendered shall forthwith be cancelled. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. No interest will be paid or accrued on any amount payable upon due surrender of Book-Entry Shares. Until paid or surrendered as contemplated hereby, each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration as contemplated by this Agreement, except for Book-Entry Shares representing Dissenting Shares, which shall be deemed to represent the right to receive payment in accordance with and to the extent provided by Section 262 of the DGCL.

(c) Transfer Books; No Further Ownership Rights in Company Shares. At the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further recording or registration of transfers of Company Shares on the records of the Company. From and after the Effective Time, the holders of Certificates and Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Shares except the right to receive the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration payable therefor upon the surrender thereof in accordance with the provisions of Section 2.2. The Merger Consideration paid in accordance with the terms of this Article 2 shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares except for Certificates and Book-Entry Shares representing Dissenting Shares, which shall represent the right to receive payment in accordance with and to the extent provided by Section 262 of the DGCL. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged for the applicable Merger Consideration, the Fractional Share Consideration and the Dividend Consideration as provided in this Agreement.

(d) Termination of Exchange Fund; Abandoned Property; No Liability. Any portion of the Exchange Fund (including any interest received with respect thereto) made available to the Exchange Agent that remains unclaimed by the holders of Certificates or Book-Entry Shares on the first (1st) anniversary of the Effective Time will be returned to the Surviving Corporation, upon demand, and any such holder who has not tendered its Certificates or Book-Entry Shares for the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration in accordance with Section 2.2(b) prior to such time shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) for delivery of the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration, without interest and subject to any withholding of Taxes required by applicable Law, in respect of such holder’s surrender of its Certificates or Book-Entry Shares and compliance with the procedures in Section 2.2(b). Any Merger Consideration, Fractional Share Consideration or Dividend Consideration remaining unclaimed by the holders of Certificates or Book-Entry Shares immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Entity will, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto. None of the

Surviving Corporation, the Company, Merger Sub, Parent or the Exchange Agent, or any employee, officer, director, agent or affiliate of any of them, shall be liable to any Person in respect of any part of the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration made available to the Exchange Agent delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration payable in respect thereof pursuant to Section 2.1(a), without interest and subject to any withholding of Taxes required by applicable Law. Merger Sub may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration, Fractional Share Consideration and Dividend Consideration, require the owner(s) of such lost, stolen or destroyed Certificates to deliver a bond in a reasonable sum as it may reasonably direct as indemnity against any claim that may be made against Parent, Merger Sub, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

(f) Dividends or Distributions with Respect to Parent Stock. No dividends or other distributions with respect to Parent Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the Parent Shares issuable to such holder hereunder, and all such dividends and other distributions, if any, shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate or Book-Entry Share (or affidavit of loss in lieu thereof), there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Parent Shares to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such Parent Shares (the “Dividend Consideration”).

2.3 Dissenting Shares. Notwithstanding anything to the contrary contained in this Agreement (but subject to the provisions of this Section 2.3), Company Shares outstanding immediately prior to the Effective Time and held by a holder who has neither voted in favor of the Merger nor consented thereto in writing and who is entitled to demand, and has properly demanded, appraisal for such Company Shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such Company Shares, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, Fractional Share Consideration or the Dividend Consideration. At the Effective Time, all Dissenting Shares shall be cancelled and cease to exist, and the holders of Dissenting Shares shall only be entitled to the rights granted to them under the DGCL. If any such holder of Dissenting Shares fails to perfect or otherwise waives, withdraws or loses its right to appraisal under Section 262 of the DGCL or other applicable Law, then such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall be exchangeable solely for the right to receive the Merger

Consideration, the Fractional Share Consideration and the Dividend Consideration, without interest and subject to any withholding of Taxes required by applicable Law. The Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company or withdrawals of such demands, in each case, prior to the Effective Time and (ii) the opportunity to participate in negotiations and proceedings with respect to demands for appraisal in respect of Dissenting Shares. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent or as otherwise required by an Order of a Governmental Entity, voluntarily make any payment with respect to any demands for appraisal, or settle or offer to settle any such demands for payment, in respect of Dissenting Shares.

2.4 Treatment of Company Options and Company Restricted Share Awards.

(a) Each option to purchase Company Shares granted under any of the Company Plans (other than any such option granted under the Company’s Associate Discount Stock Purchase Plan (the “ADSPP”)) (each, a “Company Option”), whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time shall, as of the Effective Time, be fully vested and be converted into the right to receive the Merger Consideration in respect of each Net Share covered by such Company Option. Parent or the Surviving Corporation shall pay or provide to the holders of Company Options the consideration described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment, within three (3) Business Days following the Effective Time. As of the Effective Time, all Company Options (whether vested or unvested) shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company Option shall cease to have any rights with respect thereto, except the right to receive the consideration described in the first sentence of this Section 2.4(a).

(b) Each award of restricted Company Shares (each, a “Company Restricted Share Award”) that is outstanding immediately prior to the Effective Time, shall, as of the Effective Time, be fully vested and be converted into the right to receive the Merger Consideration in respect of each Company Share subject to such Company Restricted Share Award immediately prior to the Effective Time. Parent or the Surviving Corporation shall pay or provide to the holders of Company Restricted Share Awards the consideration described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment, within three (3) Business Days following the Effective Time. With respect to any Company Restricted Share Award that is subject to performance-based vesting conditions, for purposes of the first sentence of this Section 2.4(b), the total number of Company Shares subject to such Company Restricted Share Award shall be determined assuming performance at the target level. As of the Effective Time, all Company Restricted Share Awards shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company Restricted Share Award shall cease to have any rights with respect thereto, except the right to receive the consideration described in the first sentence of this Section 2.4(b).

(c) Prior to the Effective Time, the Company will adopt such resolutions and take such other actions reasonably necessary to effectuate the actions contemplated by Sections 2.4(a) and 2.4(b). In addition, following the date of this Agreement, the Company shall adopt such resolutions or take such other actions as may be required to provide that, with respect to the ADSPP: (i) the Offering Period (as such term is defined in the ADSPP) in effect as of the date hereof shall terminate and conclude no later than the earlier of June 30, 2015 and the Effective Time, and amounts credited to the accounts of participants shall be used to purchase shares in accordance with the terms of the ADSPP; (ii) no new Offering Period shall commence following the date of this Agreement; (iii) any individual participating in the Offering Period in effect as of the date hereof shall not be permitted (A) to increase the amount of his or her rate of payroll contributions thereunder from the rate in effect as of the date of this Agreement, or (B) to make separate non-payroll contributions to the ADSPP on or following the date of this Agreement; (iv) no individual who is not participating in the ADSPP as of the date of this Agreement may commence participation in the ADSPP following the date of this Agreement; and (v) any such shares purchased shall be treated as other outstanding Company Shares in accordance with Section 2.1; and (vi) the amount of the accumulated contributions of each participant under the ADSPP as of immediately prior to the Effective Time shall, to the extent not used to purchase shares in accordance with the terms and conditions of the ADSPP (as amended pursuant to this Section 2.4(c)), be refunded to such participant as promptly as practicable following the Effective Time (without interest).

(d) Parent, Merger Sub, the Surviving Corporation, the Company and the Exchange Agent, as the case may be, shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Company Options and Company Restricted Share Awards such amounts that Parent, Merger Sub, the Surviving Corporation, the Company or the Exchange Agent is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law. The aggregate amount required to be withheld in respect of Taxes from any holder of Company Options or Company Restricted Share Awards in connection with the payments described in Sections 2.4(a) and

2.4(b) shall be applied proportionately to reduce the aggregate share consideration otherwise payable to such holder pursuant to Sections 2.4(a) and 2.4(b) based on the Parent Share VWAP and the aggregate cash consideration otherwise payable to such holder pursuant to Sections 2.4(a) and 2.4(b). To the extent that amounts are so withheld and paid over to the appropriate taxing authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(e) Each holder of a Company Option or Company Restricted Share Award converted pursuant to the Merger that would otherwise have been entitled to receive a fraction of a Parent Share (after aggregating all shares to be delivered in respect of Company Options and Company Restricted Share Awards held by such holder) shall receive from Parent or the Surviving Corporation, in lieu thereof and upon surrender thereof, a cash payment (without interest) in an amount equal to such fractional part of a Parent Share multiplied by the Parent Share VWAP.

(f) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of Parent Shares for delivery with respect to, and shall include in the Form S-4 a number of Parent Shares sufficient to satisfy the settlement of, the Company Options and Company Restricted Share Awards contemplated by Sections 2.4(a) and 2.4(b).

2.5 Withholding Rights. Parent, Merger Sub, the Surviving Corporation, the Company and the Exchange Agent, as the case may be, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement, such amounts that Parent, Merger Sub, the Surviving Corporation, the Company or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, the rules and regulations promulgated thereunder or any provision of applicable Tax Law. To the extent that amounts are so withheld and timely paid over to the applicable Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

2.6 Further Actions. As of the Effective Time, the officers and directors of Parent and the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company and Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company and Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

2.7 Fractional Shares. No fractional Parent Shares shall be issued in connection with the Merger, no certificate or scrip representing fractional Parent Shares shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of Company Shares converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Parent Share (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof and upon surrender thereof, cash, without interest, in an amount equal to (a) such fractional part of a Parent Share (rounded to the nearest one thousandth when expressed in decimal form), multiplied by (b) the Parent Share VWAP, rounded to the nearest one tenth of a cent (the “Fractional Share Consideration”).

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) the Company SEC Documents filed prior to the date hereof (other than any disclosures contained under the captions “Risk Factors” or “Forward-Looking Statements,” in each case to the extent they are predictive, cautionary or forward-looking in nature) or (ii) the corresponding sections of the disclosure letter delivered by the Company to Parent and Merger Sub concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (it being acknowledged and agreed that disclosure in any section or subsection of the Company Disclosure Letter shall be deemed disclosed with respect to all sections of this Agreement and all other sections or subsections of the Company Disclosure Letter to the extent that the relevance of such disclosure to such other section or subsection is reasonably apparent on its face), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1 Organization and Qualification; Subsidiaries.

(a) The Company is a corporation, validly existing and in good standing under the Laws of Delaware and has requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Each of the Company’s Subsidiaries (each, a “Company Subsidiary”) is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of the jurisdiction of its incorporation or organization and has requisite corporate or organizational, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries is duly qualified to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has made available or caused to be made available to Merger Sub true, correct and complete copies of (i) any amendments to the Restated Certificate of Incorporation of the Company (the “Company Charter”) not filed prior to the date hereof with the SEC, (ii) any amendments to the Bylaws of the Company (the “Company Bylaws”) not filed prior to the date hereof with the SEC and (iii) the certificates of incorporation and bylaws, or equivalent organizational or governing documents, of each Company Subsidiary. The Company is in compliance in all material respects with the provisions of the Company Charter and the Company Bylaws.

(c) Section 3.1(c) of the Company Disclosure Letter sets forth as of the date hereof a true, correct and complete list of the Company Subsidiaries, together with the jurisdiction of organization or incorporation, as the case may be, of each Company Subsidiary. Neither the Company nor any Company Subsidiary, directly or indirectly, owns any material Equity Interest in any Person other than the Company Subsidiaries.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 200,000,000 Shares, of which, as of the close of business on May 14, 2015 (the “Capitalization Date”), there were 45,992,699 Company Shares issued and outstanding (including 894,836 Shares underlying Company Restricted Share Awards (assuming vesting at target performance levels with respect to Company Restricted Share Awards that are subject to performance-based vesting) and excluding Company Shares underlying Company Options and 36,570,817 Shares held in treasury) and (ii) 2,000,000 shares of preferred stock, par value $0.01 per share, of the Company (the “Company Preferred Stock”), of which, as of the Capitalization Date, no shares of Company Preferred Stock were issued and outstanding. No Company Subsidiary owns any Company Shares or has any option or warrant to purchase any Company Shares or any other Equity Interest in the Company. All of the outstanding Company Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(b) As of the close of business on the Capitalization Date, the Company has no Shares or shares of Company Preferred Stock subject to or reserved for issuance, except for (i) 1,649,882 Company Shares subject to outstanding Company Options under the Company Plans having a weighted average exercise price of $27.24, (ii) 1,143,000 Company Shares underlying Company Restricted Share Awards (assuming vesting at maximum performance levels), and (iii) 3,858,343 Company Shares reserved for future issuance under the Company Plans for awards not yet granted. All Company Shares subject to issuance under the Company Plans, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

(c) As of the close of business on the Capitalization Date, except for Equity Interests set forth in Section 3.2(a) and the Company Options and the options to purchase Company Shares under the ADSPP, there are no outstanding Equity Interests or other options, warrants or other rights, relating to or based on the value of any Equity Interests of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue, acquire or sell any Equity Interests of the Company or any Company Subsidiary. From the close of business on the Capitalization Date until the date of this Agreement, the Company has not issued any Company Shares, Company Options, Company Restricted Share Awards or other Equity Interests (including shares of Company Preferred Stock) other than Company Shares issued upon the exercise of any Company Options outstanding as of the close of business on the Capitalization Date in accordance with their terms.

(d) Except with respect to the Company Options and Company Restricted Share Awards pursuant to the Company Plans and the related award agreements and options to purchase Company Shares under the ADSPP, there are no obligations (whether outstanding or authorized) of the Company or any Company Subsidiary requiring the redemption or repurchase of, or containing any right of first refusal with respect to, or granting any preemptive rights with respect to, any Company Shares or other Equity Interests of the Company or any Company Subsidiary. There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of Company Shares or other Equity Interests of the Company or any Company Subsidiary, other than any such agreements solely between and among the Company and any Company Subsidiary or solely between and among two or more Company Subsidiaries. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Shares may vote.

(e) The Company has made available to Parent a schedule that is true and complete in all material respects as of the date hereof of all outstanding Company Options and Company Restricted Shares Awards (collectively, the “Equity Awards”), which shows on an award-by-award basis (i) the grant date and, if applicable, exercise price of each Company Equity Award, (ii) the number of Company Shares underlying each Company Equity Award and (iii) the vesting schedule applicable to each Company Equity Award.

3.3 Authority. The Company has requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger. The Company Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the Merger are advisable, fair to and in the best interests of the Company stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated thereby, including the Merger, (iii) directed that this Agreement be submitted to the stockholders of the Company for its adoption at a meeting of the Company stockholders for the purpose of adopting this Agreement (the “Company Stockholders Meeting”) and (iv) recommended that this Agreement be adopted by the holders of the Company Shares. Except for the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of the Company Shares (the “Company Stockholder Approval”), no other corporate proceedings on the part of the Company are necessary to adopt this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery by Parent and Merger Sub, constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles, including specific performance and injunctive and other forms of equitable relief).

3.4 No Conflict. None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Merger or any other transaction contemplated by this Agreement (other than the Financing or any Alternative Financing) will (with or without notice or lapse of time, or both), directly or indirectly, conflict with or violate any provision of the Company Charter or the Company Bylaws or the organizational or governing documents of any Company Subsidiary (except, in the case of organizational or governing documents of any Company Subsidiary, as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect). Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Merger or any other transaction contemplated by this Agreement (other than the Financing or any Alternative Financing) will (with or without notice or lapse of time, or both), directly or indirectly, (a) assuming that all consents, approvals, authorizations and permits described in Section 3.5 have been obtained and all filings and notifications described in Section 3.5 have been made and any waiting periods thereunder have terminated or expired, and any other condition precedent to such consent, approval, authorization or waiver has been satisfied, conflict with or violate any Law applicable to the Company or any Company Subsidiary or any of their respective properties or assets or (b) require any consent, notice or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) upon any of the respective properties or assets of the Company or any Company Subsidiary pursuant to, any Contract (other than any Company Lease) to which the Company or any Company Subsidiary is a party or by which they or any of their respective properties or assets may be bound or affected or any Company Permit.

3.5 Required Filings and Consents. Assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.5, none of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (a) the filing of the Certificate of Merger as required by the DGCL, (b) compliance with the pre-merger notification obligations of the HSR Act, (c) compliance with any applicable foreign, federal or state securities or blue sky laws, including pursuant to the applicable requirements of the Securities Act and the Exchange Act, (d) such filings as may be required under the rules and regulations of the New York Stock Exchange (“NYSE”) and NASDAQ, (e) the filing with the SEC of a proxy statement/prospectus relating to the matters to be submitted to the Company stockholders at the Company Stockholders Meeting (such proxy statement/prospectus, and any amendments or supplements thereto, the “Proxy Statement/Prospectus”) and a registration statement on Form S-4 with respect to the issuance of the Parent Shares in the Merger (such Form S-4, and any amendments or supplements thereto, the “Form S-4”) and (f) consents, approvals, authorizations or permits of, filings, registrations with or notifications to, any Governmental Entity, the failure of which to obtain or make has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.6 Permits; Compliance with Law.

(a) The Company and the Company Subsidiaries hold all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets, and to carry on and operate their businesses as currently conducted (collectively, the “Company Permits”), except where the failure to comply with, to obtain or have, or the suspension or cancellation of, or failure to be valid or to be in full force and effect of, any of the Company Permits, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each Company Subsidiary is, and since February 1, 2014 has been, in compliance with the terms of all Company Permits, except where the failure to be in such compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Neither the Company nor any Company Subsidiary is, and since February 1, 2014 has not been, in conflict with, default under or violation of any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, except for any conflicts, defaults or violations as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has, since February 1, 2014, been threatened in writing to be charged with or been given any written notice, nor, to the Company’s Knowledge, is under investigation with respect to, any violation of any applicable Law, except for any violations as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.7 SEC Filings; Financial Statements.

(a) Since February 1, 2014, the Company has timely filed with or otherwise furnished to the Securities and Exchange Commission (“SEC”) (as applicable) in all material respects all registration statements, prospectuses, forms, reports, proxy statements, schedules, statements and documents required to be filed or furnished by it with the SEC under the Securities Act or the Exchange Act, as the case may be (such documents and any other documents filed or furnished by the Company with the SEC, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). As of their respective filing dates or, if supplemented, modified or amended prior to the date hereof, as of the date of the most recent supplement, modification or amendment, the Company SEC Documents (i) did not (or, with respect to the Company SEC Documents filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied as to form in all material respects with the applicable requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations of the SEC thereunder and the listing and corporate governance rules and regulations of NYSE. None of the Company’s Subsidiaries is required to file periodic reports with the SEC. As of the date of this Agreement, to the Knowledge of the Company, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company or any Company Subsidiary relating to the Company SEC Reports.

(b) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and the consolidated Company Subsidiaries (including, in each case, any related notes thereto) included in the Company SEC Documents (collectively, the “Company Financial Statements”) (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable with respect thereto as of the respective filing dates, and (ii) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of the Company and the consolidated Company Subsidiaries as of the dates and for the periods referred to therein in accordance with GAAP applied on a consistent basis during the periods involved (subject, in the case of interim financial statements, to normal year-end adjustments and the absence of notes and except as may be indicated in the notes thereto).

(c) As of the date hereof, neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company SEC Documents.

3.8 Internal Controls. The Company has designed and maintains in all material respects a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) intended to provide reasonable assurances (a) regarding the reliability of financial reporting for the Company and the Company Subsidiaries and the preparation of financial statements for external purposes in accordance with GAAP, (b) that material receipts and expenditures of the Company and the Company Subsidiaries are being made only in accordance with authorizations of management and the Company Board, and (c) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and the Company Subsidiaries’ assets that could have a material effect on the Company’s financial statements. The Company (a) maintains in all material respects “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports and (b) based on its most recent evaluation of internal controls prior to the date hereof, has disclosed to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

3.9 No Undisclosed Liabilities. Except for those liabilities and obligations (a) disclosed, reflected, reserved against or provided for in the Company Financial Statements filed prior to the date hereof, (b) incurred in the ordinary course of business consistent with past practice, (c) for Taxes, which are addressed in Section 3.17, (d) incurred in accordance with this Agreement or in connection with the transactions contemplated hereby, including the Merger or (e) that otherwise are not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary is, as of the date of this Agreement, subject to any liabilities or obligations required by GAAP to be reflected or reserved on a consolidated balance sheet of the Company (or the notes thereto).

3.10 Absence of Certain Changes or Events.

(a) Since January 31, 2015 through the date of this Agreement, except as set forth on Section 3.10(a) of the Company Disclosure Letter, the Company and the Company Subsidiaries have (i) conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice and (ii) not taken or failed to take any action that, had such action been taken or failed to have been taken after the date hereof, would (without Parent’s consent) have constituted a breach of any of the covenants set forth in Section 5.1(a)(i) (solely with respect to the Company’s Charter and Company Bylaws), 5.1(a)(iii), 5.1(a)(v), 5.1(a)(vi), 5.1(a)(vii), 5.1(a)(viii), 5.1(a)(xiv) or 5.1(a)(xvi) hereof.

(b) Since January 31, 2015, there has not occurred any Company Material Adverse Effect.

3.11 Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Letter lists all material Benefit Plans.

(b) The Company has made available to Parent, with respect to each material Benefit Plan, (i) each writing constituting a part of such Benefit Plan, including all amendments thereto, and all plan documents, trust agreements, and insurance contracts and other funding vehicles, (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedules, if any, (iii) the current summary plan description and any material modifications thereto, if any (in each case whether or not required to be furnished under ERISA), (iv) the most recent annual financial report, trustee report, audit report, or actuarial report, if any, and (v) the most recent determination letter from the IRS (if applicable) for such Benefit Plan.

(c) (i) Each Benefit Plan has been maintained, operated and administered in all material respects in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto, (ii) each Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and, to the Knowledge of the Company, there are no circumstances likely to result in the loss of the qualification of such plan under Section 401(a) of the Code, (iii) none of the Company, any Company Subsidiary or any ERISA Affiliate (as defined below) has now or at any time within the previous six (6) years contributed to, sponsored or maintained (or has been required to contribute to, sponsor or maintain) a Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 or 4971 of the Code, (iv) no Benefit Plan provides medical, life insurance or other welfare benefits with respect to current or former employees or directors of the Company or any Company Subsidiary (or any other Participant) beyond their retirement or other termination of service, other than coverage mandated by applicable Law, (v) no material liability under Title IV of ERISA has been incurred, or is reasonably expected to be incurred, by the Company, any of the Company Subsidiaries or any ERISA Affiliate (as defined below) with respect to any Benefit Plan or any other employee benefit plan, program, agreement or arrangement, in any case, which is sponsored, maintained or contributed to or required to be sponsored, maintained or contributed to by the Company or any of the Company Subsidiaries, or by any trade or business, whether or not incorporated, that together with the Company or any of the Company Subsidiaries would be deemed a “single employer” within the meaning of Section 414 of the Code (an “ERISA Affiliate”), that has not been satisfied in full (other than with respect to amounts not yet due), and no condition, event or circumstance exists that presents a risk to the Company, any Company Subsidiaries or any ERISA Affiliate of the Company of incurring a liability thereunder, (vi) all material contributions or other amounts payable by the Company, the Company Subsidiaries or any ERISA Affiliate with respect to each Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP (other than with respect to amounts not yet due), (vii) none of the Company, any Company Subsidiary or any ERISA Affiliate has now or at any time within the previous six (6) years contributed to, sponsored or maintained (or has been required to contribute to, sponsor or maintain) a “multiemployer plan” within the meaning of Section 4001(a) of ERISA or a “multiple employer plan” within the meaning of Section 413(c) of the Code, (viii) there are no pending or, to the Knowledge of the Company, threatened complaints, lawsuits or claims (other than claims for benefits in accordance with the terms of the Benefit Plans) by, on behalf of or against any of the Benefit Plans or any trusts related thereto that would reasonably be expected to result in any material liability of the Company or any of the Company Subsidiaries and (ix) there are no pending material audits by any Governmental Entity with respect to any Benefit Plan.

(d) Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, (i) entitle any Participant to severance, change of control or other similar pay or benefits, (ii) cause any payment or funding (through a grantor trust or otherwise) to become due or accelerate the time of payment or vesting, or increase the amount of compensation or benefits due to any Participant, or increase the amount payable pursuant to, any Benefit Plan, (iii) limit or restrict the right of the Company or, after the consummation of the transactions contemplated hereby, Parent, to merge, amend or terminate any of the Benefit Plans, or (iv) result in payments by the Company or any Company Subsidiary to any Person which would not be deductible under Section 280G of the Code. Neither the Company nor any of its Subsidiaries has any obligation to gross up, indemnify or otherwise reimburse any individual for any taxes, interest or penalties incurred pursuant to Sections 409A or 4999 of the Code or otherwise.

(e) No material deduction by the Company or any Company Subsidiary in respect of any “applicable employee remuneration” (within the meaning of Section 162(m) of the Code) has been disallowed or is subject to disallowance by reason of Section 162(m) of the Code.

(f) All Benefit Plans maintained pursuant to the Laws of a country other than the United States and all plans or arrangements applicable to employees outside of the United States that are mandated by applicable Law (i) have been maintained in all material respects in accordance with all applicable requirements (including applicable Law), (ii) that are intended to qualify for special Tax treatment meet all material requirements for such treatment, and (iii) that are required to be funded and/or book-reserved are funded and/or book-reserved in all material respects, as appropriate, based upon reasonable actuarial assumptions.

3.12 Labor Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and the Company Subsidiaries is in compliance with all applicable Laws respecting labor, employment, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, mass layoffs, worker classification, exempt and non-exempt status, compensation and benefits, wages and hours and the Worker Adjustment and Retraining Notification Act of 1988, as amended.

(b) Neither the Company nor any Company Subsidiary is a party to a collective bargaining agreement, and to the Knowledge of the Company, no labor union has been certified to represent any employee of the Company or any Company Subsidiary or has applied to represent or is attempting to organize so as to represent such employees.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there is no pending or, to the Knowledge of the Company, threatened work stoppage, lock-out, slowdown or labor strike against the Company or any Company Subsidiary, and (ii) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending, or to the Knowledge of the Company, threatened against the Company or any Company Subsidiary.

Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 3.12 are the sole and exclusive representations and warranties of the Company with respect to labor matters.

3.13 Contracts.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of each Contract (other than any Company Lease or Benefit Plan) which is in effect and to which the Company or any Company Subsidiary is a party or which binds their respective properties or assets, and which falls within any of the following categories:

(i) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act), whether or not filed by the Company with the SEC;

(ii) any joint venture, partnership or strategic alliance Contract related to the formation, creation, operation, management or control of any partnership or joint venture in which the Company or any Company Subsidiary owns any partial interest and that is material to the business of the Company and the Company Subsidiaries, taken as a whole;

(iii) requires any capital expenditure (or series of capital expenditures) by the Company or any of the Company Subsidiaries in an amount in excess of $5,000,000 individually, other than any purchase order or Contract for supply, inventory or trading stock acquired in the ordinary course of business;

(iv) any settlement, conciliation or similar Contract (A) with any Governmental Entity or (B) which would require the Company or any of the Company Subsidiaries to pay consideration of more than $1,000,000 after the date of this Agreement;

(v) any Contract that obligates the Company or any of the Company Subsidiaries to indemnify or hold harmless any past or present director or officer of the Company or any of the Company Subsidiaries (other than the Company Charter, the Company Bylaws or any of the organizational or governing documents of the Company Subsidiaries);

(vi) any Contract that contains any covenant limiting, to a degree that is material to the Company and the Company Subsidiaries, taken as a whole, the ability of the Company or the Company Subsidiaries to engage in any line of business or compete with any Person, in each case in any geographic area;

(vii) any Contract (A) that relates to any completed acquisition, divestiture, merger or similar transaction and contains representations, covenants, indemnities or other obligations that remain in effect (excluding any transactions solely among the Company and any wholly owned Company Subsidiary) and that are material to the business of the Company and the Company Subsidiaries, taken as a whole, (B) for any pending acquisition, directly or indirectly (by merger or otherwise) of a material portion of the assets (other than goods, products or services in the ordinary course of business) or Equity Interests of any Person that is material to the business of the Company and the Company Subsidiaries, taken as a whole or pursuant to which the Company or any Company Subsidiary has continuing “earn-out” or other similar contingent payment obligations following the date hereof that is material to the business of the Company and the Company Subsidiaries, taken as a whole or (C) that gives any Person the right to acquire any assets of the Company or the Company Subsidiaries (excluding ordinary course commitments to purchase goods, products or services) after the date hereof and that are material to the business of the Company and the Company Subsidiaries, taken as a whole;

(viii) any Contract that is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract providing for or securing indebtedness for borrowed money or deferred payment (in each case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $10,000,000; and

(ix) (A) any Contract under which Company or any of the Company Subsidiaries has granted or received a license, sublicense or other right with respect to Intellectual Property that is material to the operation of the business of the Company and the Company Subsidiaries, taken as a whole, other than (x) non-exclusive, end-user licenses for commercially available off-the-shelf software applications with a replacement cost and/or aggregate annual license and maintenance fee of less than $1,750,000; and (y) non-exclusive trademark licenses granted to distributors in the ordinary course of business; or (B) any Contract to which the Company or any Company Subsidiary is party that is a settlement or consent-to-use agreement that restricts or limits in any material respect the Company’s or any of the Company Subsidiaries’ ability to use or exploit any material Intellectual Property owned by the Company or any Company Subsidiary.

Each Contract of the type described in this Section 3.13(a) is referred to herein as a “Company Material Contract.” True and complete copies of each Company Material Contract in effect as of the date hereof has been made available to Merger Sub (including pursuant to agreed-upon procedures to protect competitively sensitive information) or publicly filed with the SEC.

(b) As of the date hereof, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Company Material Contract is a legal, valid, binding and, to the Knowledge of the Company, enforceable obligation of the Company or the Company Subsidiary party thereto and, to the Knowledge of the Company, is in full force and effect (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles, including specific performance and injunctive and other forms of equitable relief) and (ii) neither the Company nor any Company Subsidiary nor, to the Knowledge of the Company, any counterparty, is in breach or default under any Company Material Contract and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any Company Subsidiary or, to the Company’s Knowledge, by any other party thereto.

3.14 Litigation. As of the date hereof, there is no Proceeding to which the Company or any Company Subsidiary is a party pending or, to the Knowledge of the Company, threatened that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is subject to any outstanding Order that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.15 Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company (a) each of the Company and the Company Subsidiaries is and has for the past two (2) years been in compliance with applicable Environmental Laws, (b) each of the Company and the Company Subsidiaries has, or has applied for, all Environmental Permits necessary for the conduct and operation of their respective businesses as now being conducted and is in compliance with the terms and conditions thereof, (c) none of the Company or any Company Subsidiary has received in the past two (2) years any written notice, demand, letter or claim that is unresolved and that alleges that the Company or such Company Subsidiary is in violation of, or liable under, any Environmental Law and (d) none of the Company or any Company Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances. Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 3.15 are the sole and exclusive representations and warranties of the Company with respect to Hazardous Substances, Environmental Laws, Environmental Permits and any other matter related to the environment or the protection of human health and worker safety.

3.16 Intellectual Property.

(a) Section 3.16(a) of the Company Disclosure Letter contains a complete and accurate list of all material Registered Intellectual Property owned by (or exclusively licensed to) the Company or any Company Subsidiary. All of the Intellectual Property set forth on Section 3.16(a) of the Company Disclosure Letter is valid, subsisting and enforceable, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and the Company Subsidiaries own or have the right to use, pursuant to a valid and enforceable written license agreement, all material Company Intellectual Property, free and clear of all Liens, except for the Permitted Liens.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, (i) no Proceedings are pending against the Company or any Company Subsidiary or, to the Knowledge of the Company, are threatened, alleging that the Company or any Company Subsidiary is infringing, misappropriating, diluting or otherwise violating the Intellectual Property of any Person or otherwise challenging the ownership or use of any Company Intellectual Property, and no such Proceedings have been brought since February 1, 2014, (ii) to the Knowledge of the Company, no Person is infringing, misappropriating, diluting, using in an unauthorized manner or otherwise violating the Company Intellectual Property owned by the Company or any Company Subsidiary, and neither the Company nor any Company Subsidiary has instituted or threatened to institute any Proceeding against any Person with respect to the foregoing in this Section 3.16(b)(ii), and (iii) to the Knowledge of the Company, the operation by the Company and the Company Subsidiaries of their respective businesses as currently conducted does not infringe, misappropriate, dilute or otherwise violate, the Intellectual Property rights of any Person.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries maintain policies and procedures regarding data security, privacy, data transfer and the use of data that are commercially reasonable. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries are, and since February 1, 2014 have been, in compliance with all such policies and other legal requirements pertaining to data privacy and data security. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, there has been (i) no material loss or theft of data or security breach relating to data used in the business of the Company and the Company Subsidiaries, (ii) no violation of any security policy regarding any such data, (iii) no unauthorized access or unauthorized use of any data and (iv) no unintended or improper disclosure of any personally identifiable information in the possession, custody or control of the Company or a Company Subsidiary or a contractor or agent acting on behalf of the Company or a Company Subsidiary.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries (i) maintain commercially reasonable security, disaster recovery and business continuity plans, procedures and facilities and (ii) have taken commercially reasonable actions to protect the security and integrity of the Business Systems and the data stored or contained therein or transmitted thereby, including by implementing procedures intended to prevent unauthorized access and the introduction of any virus, worm, Trojan horse or similar disabling code or program, and the taking and storing on-site and off-site of back-up copies of critical data.

Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 3.16 and Sections 3.4, 3.6(b), 3.10 and 3.13(a) are the sole and exclusive representations and warranties of the Company with respect to Intellectual Property, data security, privacy and data transfer.

3.17 Tax Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) all Tax Returns that are required to be filed by or with respect to the Company or the Company Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete, and accurate;

(ii) the Company and the Company Subsidiaries have paid all Taxes (including any withholding Taxes) due and owing by any of them, other than Taxes, Tax Returns and deficiencies for which or with respect to which adequate reserves have been established on or reflected in the financial statements of the Company and the Company Subsidiaries and Taxes, Tax Returns and deficiencies being defended in good faith through appropriate proceedings;

(iii) no deficiencies for Taxes have been assessed by any Governmental Entity in writing against the Company or the Company Subsidiaries except for deficiencies which have been satisfied by payment, settled or withdrawn;

(iv) there is not pending any audit, examination, investigation or other proceeding with respect to any Taxes of the Company or the Company Subsidiaries;

(v) neither the Company nor any of the Company Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency;

(vi) neither the Company nor any of the Company Subsidiaries has entered into any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2);

(vii) the Company has not constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement or which otherwise constitutes part of a “plan” or “series of related transactions” within the meaning of Section 355(e) of the Code in conjunction with the Merger;

(viii) neither the Company nor any of the Company Subsidiaries is a party to any Tax allocation, sharing or indemnity agreement (other than any Tax indemnification provisions in commercial agreements or agreements that are not primarily related to Taxes and other than any agreement solely between or among any of the Company and the Company Subsidiaries);

(ix) neither the Company nor any of the Company Subsidiaries has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under U.S. Treasury Regulation Section 1.1502-6 (or any similar or corresponding provision of state, local or foreign Law); and

(x) neither the Company nor any of the Company Subsidiaries will be required to include in taxable income for a taxable period ending after the Closing Date any amount of taxable income attributable to income that arose in a prior taxable period but was not recognized for Tax purposes in any prior taxable period as a result of (A) an installment sale made prior to the Closing Date, or (B) a change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign Tax Law).

(b) Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in Sections 3.11(b), 3.11(c) and this Section 3.17 are the sole and exclusive representations and warranties of the Company with respect to Taxes.

3.18 Real Property.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of the Company Subsidiaries has good and marketable fee simple title to each parcel of Owned Real Property, free and clear of all Liens (other than Permitted Liens). Section 3.18(a) of the Company Disclosure Letter contains a complete and accurate list of the street address of each parcel of Owned Real Property. Other than the Owned Real Property listed in Section 3.18(a) of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries owns any other material real property in its respective businesses. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no pending or, to the Knowledge of the Company, threatened condemnation, eminent domain or similar Proceeding affecting any Owned Real Property or any portion thereof.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, (i) the Company has delivered to or made available to Parent a true and complete copy of each material Company Lease, (ii) the Company or a Company Subsidiary has a good and valid leasehold interest in each material Company Lease, free and clear of all Liens (other than Permitted Liens) and (iii) neither the Company nor any Company Subsidiary nor, to the Knowledge of the Company, any other party to a material Company Lease is in default beyond any applicable notice and cure period under any material Company Lease, which default is in effect on the date of this Agreement.

3.19 Insurance. The Company and the Company Subsidiaries maintain policies of insurance covering the Company, the Company Subsidiaries and their respective employees, properties or assets (collectively, “Insurance Policies”) in an amount which the Company believes is adequate for the operation of its and the Company Subsidiaries’ businesses. Neither the Company nor any Company Subsidiary (a) is in breach or default of any of the Insurance Policies or (b) has received any written notice of termination, cancellation, or denial of coverage with respect to any Insurance Policy, and all such insurance is outstanding and duly in force, except in each case, which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no claim pending under any Insurance Policy as to which coverage has been questioned, denied or disputed by the underwriters of such policy.

3.20 Certain Business Practices. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, since February 1, 2014, neither the Company nor any Company Subsidiary (nor any of their respective officers, directors, employees, consultants, advisors or authorized agents, while acting on behalf of the Company or the Company Subsidiaries), in connection with the business activities of the Company or the Company Subsidiaries, (a) has made or agreed to make any contribution, payment, gift or entertainment to any governmental official, employee, political party or agent or any candidate for any federal, state, local or foreign public office for the purpose of securing any unlawful advantage for the benefit of the Company, where either the contribution, payment or gift or the purpose thereof was in violation of the applicable Laws of any federal, state, local or foreign jurisdiction or (b) has violated or operated not in compliance with any applicable embargo or related trade restriction Law imposed by the United States Office of Foreign Assets Control or any other agency of the United States government.

3.21 Opinion of Financial Advisor. The Company Board has received the opinion (the “Fairness Opinion”) of J.P. Morgan Securities, LLC (the “Company Financial Advisor”), to the effect that, as of the date of the Fairness Opinion, and based upon and subject to the various qualifications, assumptions and limitations set forth therein, the Merger Consideration to be received by holders of Company Shares (other than Parent or Merger Sub) pursuant to the Agreement is fair to such holders of Company Shares from a financial point of view.

3.22 Form S-4; Proxy Statement/Prospectus. None of the information in the Form S-4 or the Proxy Statement/Prospectus to be supplied by the Company or the Company Subsidiaries for inclusion therein will, at the time of the mailing of the Proxy Statement/Prospectus or any amendments or supplements thereto, or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus will comply, as of its mailing date, as to form in all material respects with all applicable Law, including the provisions of the Securities Act and the Exchange Act, except that no representation or warranty is made by the Company with respect to information supplied by Parent or Merger Sub for inclusion therein.

3.23 Brokers. Except for the Company’s obligations to the Company Financial Advisor, no broker, investment banker, financial advisor or other Person is entitled to any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement, including the Merger, based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

3.24 State Takeover Statutes. Assuming the accuracy of the representations contained in Section 4.14, no “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (including Section 203 of the DGCL) or any similar anti-takeover provision in the Company Charter or Company Bylaws is, or at the Effective Time will be, applicable to this Agreement, the Merger or any of the transactions contemplated hereby.

3.25 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article 3 (as qualified by the Company Disclosure Letter), none of the Company, any of its affiliates or any other Person on behalf of the Company makes any express or implied representation or warranty (and there is and has been no reliance by Parent, Merger Sub or any of their respective affiliates, officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, representatives or authorized agents on any such representation or warranty) with respect to the Company, the Company Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to Parent, Merger Sub or their respective Representatives or affiliates in connection with the transactions contemplated hereby, including the accuracy or completeness thereof. Without limiting the foregoing, neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or their Representatives or affiliates or any other Person resulting from Parent’s, Merger Sub’s or their Representatives’ or affiliates’ use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their Representatives or affiliates, including any information made available in the electronic data room maintained by the Company for purposes of the transactions contemplated by this Agreement, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article 3 (as qualified by the Company Disclosure Letter).

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in (i) the Parent SEC Documents filed prior to the date hereof (other than any disclosures contained under the captions “Risk Factors” or “Forward-Looking Statements,” in each case to the extent they are predictive, cautionary or forward-looking in nature) or (ii) the corresponding sections of the disclosure letter delivered by Parent and Merger Sub to the Company concurrent with the execution of this Agreement (the “Parent Disclosure Letter”) (it being acknowledged and agreed that disclosure in any section or subsection of the Parent Disclosure Letter shall be deemed disclosed with respect to all sections of this Agreement and all other sections or subsections of the Parent Disclosure Letter to the extent that the relevance of such disclosure to such other section or subsection is reasonably apparent on its face), Parent and Merger Sub hereby represent and warrant to the Company as follows:

4.1 Organization and Qualification.

(a) Each of Parent and Merger Sub is a corporation validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Each of Parent’s Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or organizational, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent, its Subsidiaries and Merger Sub is duly qualified to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent has provided to the Company true, correct and complete copies of (i) the Second Amended and Restated Certificate of Incorporation of Parent and any amendments thereto (the “Parent Charter”) not filed prior to the date hereof with the SEC, and (ii) the By-laws of Parent and any amendments thereto (the “Parent Bylaws”) not filed prior to the date hereof with the SEC. Parent is in compliance in all material respects with the provisions of the Parent Charter and the Parent Bylaws.

4.2 Capitalization.

(a) The authorized capital stock of Parent consists of (i) 360,000,000 Parent Shares, of which, as of the close of business on May 14, 2015 (the “Parent Capitalization Date”), there were 162,941,051 Parent Shares issued and outstanding and (ii) 100,000 shares of preferred stock, par value $0.01 per share, of Parent (the “Parent Preferred Stock”), of which, as of the Parent Capitalization Date, no shares of Parent Preferred Stock were issued and outstanding. No Parent Subsidiary owns any Parent Shares or has any option or warrant to purchase any Parent Shares or any other Equity Interest in Parent. All of the outstanding Parent Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(b) As of the close of business on the Parent Capitalization Date, Parent has no Parent Shares subject to or reserved for issuance, except for (i) 14,520,059 Parent Shares subject to outstanding options to purchase Parent Shares (“Parent Options”) under the Parent Plans having a weighted average exercise price of $14.14, (ii) 1,795,600 Parent shares underlying Parent restricted stock unit awards granted under the Parent Plans, and (iii) 7,991,048

Parent Shares reserved for future issuance under the Parent Plans for awards not yet granted. As of the close of business on the Parent Capitalization Date, Parent has no shares of Parent Preferred Stock subject to or reserved for issuance. All Parent Shares subject to issuance under the Parent Plans, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. From the close of business on the Parent Capitalization Date until the date of this Agreement, Parent has not issued any Parent Shares, Parent Options, Parent Restricted Share Awards or other Equity Interests (including shares of Parent Preferred Stock) other than Parent Shares issued upon the exercise of any Parent Options outstanding as of the close of business on the Parent Capitalization Date in accordance with their terms.

(c) There are no voting trusts or other agreements or understandings to which Parent or any Parent Subsidiary is a party with respect to the voting of Parent Shares or other Equity Interests of Parent or any Parent Subsidiary, other than any such agreements solely between and among Parent and any Parent Subsidiary or solely between and among two or more Parent Subsidiaries. There are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Parent Shares may vote.

4.3 Authority. Each of Parent and Merger Sub has requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger. The execution and delivery of this Agreement by each of Parent and Merger Sub, as applicable, and the consummation by Parent and Merger Sub of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all necessary corporate action, including the adoption (effective immediately following the execution of this Agreement by the parties hereto) by Parent, as sole stockholder of Merger Sub, by written consent, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to adopt this Agreement or to consummate the transactions contemplated hereby. The Parent Board has approved this Agreement and the transactions contemplated thereby, including the Merger. The Board of Directors of Merger Sub has (a) determined that the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of Merger Sub and its stockholders, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (c) directed that this Agreement be submitted to the sole stockholder of Merger Sub for its adoption and (d) recommended that Parent, as the sole stockholder of Merger Sub, adopt this Agreement. This Agreement has been validly executed and delivered by Parent and Merger Sub and, assuming due and valid authorization, execution and delivery by the Company, constitutes a legally valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles, including specific performance and injunctive and other forms of equitable relief).

4.4 No Conflict. None of the execution, delivery or performance of this Agreement by Parent or Merger Sub, or the consummation by Parent or Merger Sub of the

Merger or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both), directly or indirectly, conflict with or violate any provision of the Parent Charter, the Parent Bylaws or the organizational or governing documents of Merger Sub or any Parent Subsidiary (except, in the case of organizational or governing documents of any Parent Subsidiary, as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect). Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of the execution, delivery or performance of this Agreement by Parent or Merger Sub, the consummation by Parent or Merger Sub of the Merger or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both), directly or indirectly (a) assuming that all consents, approvals, authorizations and permits described in Section 4.5 have been obtained and all filings and notifications described in Section 4.5 have been made and any waiting periods thereunder have terminated or expired, and any other condition precedent to such consent, approval, authorization or waiver has been satisfied, conflict with or violate any Law applicable to Parent or Merger Sub or any other Subsidiary of Parent (each a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”) or any of their respective properties or assets or (b) require any consent, notice or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) upon any of the respective properties or assets of Parent, Merger Sub or any Parent Subsidiary pursuant to any Contract, permit or other instrument or obligation to which Parent, Merger Sub or any Parent Subsidiary is a party or by which they or any of their respective properties or assets may be bound or affected.

4.5 Required Filings and Consents. Assuming the accuracy of the representations of the Company in Section 3.5, none of the execution, delivery or performance of this Agreement by Parent and Merger Sub, the consummation by Parent and Merger Sub of the Merger or any other transaction contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (a) the filing of the Certificate of Merger as required by the DGCL, (b) compliance with the pre-merger notification obligations of the HSR Act, (c) compliance with any applicable foreign, federal or state securities or blue sky laws, including pursuant to the applicable requirements of the Securities Act and the Exchange Act, (d) such filings as may be required under the rules and regulations of the NYSE and NASDAQ, (e) the filing with the SEC of the Proxy Statement/Prospectus and the Form S-4 and (f) consents, approvals, authorizations or permits of, filings, registrations with or notifications to, any Governmental Entity, the failure of which to obtain or make has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.6 Parent Shares. Upon issuance, the Parent Shares will be duly authorized, validly issued, fully paid and non-assessable, free and clear of all Liens.

4.7 SEC Filings; Financial Statements.

(a) Since February 1, 2014, Parent has timely filed with or otherwise furnished to the SEC (as applicable) in all material respects all registration statements, prospectuses, forms, reports, proxy statements, schedules, statements and documents required to be filed or furnished by it to the SEC under the Securities Act or the Exchange Act, as the case may be (such documents and any other documents filed or furnished by Parent with the SEC, as have been supplemented, modified or amended since the time of filing, collectively, the “Parent SEC Documents”). As of their respective filing dates or, if supplemented, modified or amended prior to the date hereof, as of the date of the most recent supplement, modification or amendment, the Parent SEC Documents (i) did not (or, with respect to the Parent SEC Documents filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied as to form in all material respects with the applicable requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations of the SEC applicable thereunder and the listing and corporate governance rules and regulations of NASDAQ. None of the Parent Subsidiaries is required to file periodic reports with the SEC. As of the date of this Agreement, to the Knowledge of Parent, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by Parent or any Parent Subsidiary relating to the Parent SEC Reports.

(b) The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent and the consolidated Parent Subsidiaries (including, in each case, any related notes thereto) included in the Parent SEC Documents (collectively, the “Parent Financial Statements”) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of Parent and the consolidated Parent Subsidiaries as of the dates and for the periods referred to therein in accordance with GAAP applied on a consistent basis during the periods involved (subject, in the case of interim financial statements, to normal year-end adjustments and the absence of notes and except as may be indicated in the notes thereto).

(c) As of the date hereof, neither Parent nor any of the Parent Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Parent or any Parent Subsidiary in the Parent SEC Documents.

4.8 No Undisclosed Liabilities. Except for those liabilities and obligations (a) disclosed, reflected, reserved against or provided for in the Parent Financial Statements filed prior to the date hereof, (b) incurred in the ordinary course of business consistent with past practice, (c) incurred under this Agreement or in connection with the transactions contemplated hereby, including the Merger or (d) that otherwise are not and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any Parent Subsidiary is subject to any liabilities or obligations required by GAAP to be reflected or reserved on a consolidated balance sheet of Parent (or the notes thereto).

4.9 Internal Controls. Parent has designed and maintains in all material respects a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and

15d-15(f) of the Exchange Act) intended to provide reasonable assurances (a) regarding the reliability of financial reporting for Parent and the Parent Subsidiaries and the preparation of financial statements for external purposes in accordance with GAAP, (b) that material receipts and expenditures of Parent and the Parent Subsidiaries are being made only in accordance with authorizations of management and the Parent Board, and (c) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s and the Parent Subsidiaries’ assets that could have a material effect on Parent’s financial statements. Parent (a) maintains in all material respects “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Parent required under the Exchange Act with respect to such reports and (b) based on its most recent evaluation of internal controls prior to the date hereof, has disclosed to Parent’s auditors and the audit committee of the Parent Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that are reasonably likely to adversely affect in any material respect the Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting.

4.10 Permits; Compliance with Law.

(a) Parent and the Parent Subsidiaries hold all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity necessary for Parent and the Parent Subsidiaries to own, lease and operate their properties and assets, and to carry on and operate their businesses as currently conducted (collectively, the “Parent Permits”), except where the failure to comply with, obtain or have, or the suspension or cancellation of, or failure to be valid or to be in full force and effect of, any of the Parent Permits, has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each Parent Subsidiary is, and since February 1, 2014 has been, in compliance with the terms of all Parent Permits, except where the failure to be in such compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Neither Parent nor any Parent Subsidiary is, and since February 1, 2014 has not been, in conflict with, default under or violation of any Law applicable to Parent or any Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is bound or affected, except for any conflicts, defaults or violations as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has, since February 1, 2014, been threatened in writing to be charged with or been given any written notice, nor, to the Parent’s Knowledge, is under investigation with respect to, any violation of any applicable Law, except for any violations as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.11 Absence of Certain Changes or Events.

(a) Since January 31, 2015 through the date of this Agreement, Parent and the Parent Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice.

(b) Since January 31, 2015, there has not occurred any Parent Material Adverse Effect and Parent has not taken or failed to take any action that, had such action been taken or failed to have been taken after the date hereof, would (without the Company’s consent) have constituted a breach of any of the covenants set forth in Section 5.1(b) hereof.

4.12 Litigation. As of the date hereof, there is no Proceeding to which Parent or any Parent Subsidiary is a party pending or, to the Knowledge of Parent, threatened that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor Merger Sub is subject to any outstanding Order that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.13 Form S-4; Proxy Statement/Prospectus. None of the information in the Form S-4 or the Proxy Statement/Prospectus to be supplied by Parent or the Parent Subsidiaries for inclusion therein will, at the time of the mailing of the Proxy Statement/Prospectus or any amendments or supplements thereto, or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus will comply, as of its mailing date, as to form in all material respects with all applicable Law, including the provisions of the Securities Act and the Exchange Act, except that no representation is made by Parent with respect to information supplied by the Company for inclusion therein.

4.14 Ownership of Company Capital Stock. None of Parent, Merger Sub or any other Parent Subsidiary beneficially owns any Company Shares or is party to any derivative or hedging arrangement, short position, borrowing or lending of Company Shares or other Contract or understanding, the effect or intent of which is to mitigate loss to, or to manage the risk or benefit from, Share price changes for, or to increase or decrease the voting power of, Parent, Merger Sub or any other affiliate of Parent, in each case with respect to Company Shares. None of Parent, Merger Sub or any other Parent Subsidiary is, nor at any time during the last three (3) years has Parent, Merger Sub or any other Parent Subsidiary been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

4.15 Ownership of Merger Sub. All of the outstanding Equity Interests of Merger Sub have been duly authorized and validly issued and are wholly owned by Parent. Merger Sub was formed solely for purposes the Merger and, except for matters incidental to formation and execution and delivery of this Agreement and the performance of the transactions contemplated hereby, Merger Sub has not prior to the date hereof engaged in any business or other activities.

4.16 Solvency. Neither Parent nor Merger Sub is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors thereof. Assuming the satisfaction in full of the conditions set forth in Article 6, as of the Closing, immediately after giving effect to the consummation of the transactions contemplated by this Agreement, including the Financing, Parent on a consolidated basis with the Parent Subsidiaries (including the Surviving Corporation and its Subsidiaries) will be Solvent. For purposes of this Section 4.16, “Solvent” means that, as of the date of determination:

(a) the amount of the “fair value” of the “property” of Parent and the Parent Subsidiaries, on a consolidated basis as of such date, exceeds, on a consolidated basis, the value of all “debts” of Parent and the Parent Subsidiaries on a consolidated basis, contingent or otherwise, as of such date, as such quoted terms are generally determined in accordance with applicable federal bankruptcy Laws governing fraudulent transfers;

(b) the present “fair value” of the “property” (on a going concern basis) of Parent and the Parent Subsidiaries, on a consolidated basis as of such date, is greater than the amount that will be required to pay the value of all liabilities, on a consolidated basis as of such date, of their existing debts and other liabilities, subordinated, contingent or otherwise,

(c) Parent and the Parent Subsidiaries, on a consolidated basis, are able to pay their debts and liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured in the ordinary course of business, and

(d) Parent and the Parent Subsidiaries, on a consolidated basis, are not engaged in, and are not about to engage in, any business or transaction contemplated as of the date hereof for which they have unreasonably small capital.

For purposes of this Section 4.16, the amount of any contingent liability at any time shall be computed as the amount that would reasonably be expected to become an actual and matured liability.

4.17 Available Funds; Sufficient Authorized but Unissued Shares.

(a) At the Effective Time, Parent and Merger Sub will have available all of the funds necessary (including cash, cash equivalents, available lines of credit or other sources of immediately available funds of Parent and Merger Sub) to consummate the Merger, to pay all fees, expenses and other amounts required to be paid by Parent or Merger Sub pursuant to the terms of this Agreement, and to perform their respective obligations under this Agreement. Parent and Merger Sub expressly acknowledge and agree that their obligations hereunder, including their obligations to consummate the Merger, are not subject to, or conditioned on, receipt of financing.

(b) At the Effective Time, Parent will have sufficient authorized but unissued shares or treasury shares for Parent to meet its obligation to deliver the Parent Shares under this Agreement, and at the Effective Time, the Company stockholders shall acquire good and valid title to the Parent Shares, free and clear of all Liens.

4.18 No Vote of Parent Stockholders. No vote of the stockholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by any applicable Law, the certificate of incorporation or bylaws or other equivalent organizational documents of Parent or pursuant to the rules of NASDAQ, for Parent to consummate the transactions contemplated hereby, including in order for Parent to issue such number of Parent Shares constituting the aggregate Stock Consideration in connection with the Merger. Effective immediately following the execution of his Agreement by the parties hereto, Parent has approved and adopted this Agreement in its capacity as sole stockholder of Merger Sub and delivered to the Company evidence of its action by written consent approving and adopting this Agreement in accordance with applicable Law and the certificate of incorporation and bylaws of Merger Sub.

4.19 Financing.

(a) Parent has received and accepted executed and binding commitment letters dated May 17, 2015 and attached hereto as Exhibit A (the “Commitment Letter”) from Goldman Sachs Bank USA (together with any assignees permitted under Section 5.11(c), the “Lender”), pursuant to which the Lender has committed to provide, subject to the terms and conditions thereof, the full amount of the debt financing described therein (the “Financing”). Parent has delivered to the Company true, complete and correct copies of the executed Commitment Letter and the fee letter related to the Commitment Letter (the “Fee Letter”); provided, however, that the fee amounts and other economic terms set forth in the “market flex” provisions of the Fee Letter, none of which could adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Financing, may be redacted.

(b) Except as expressly set forth in the Commitment Letter, there are no conditions precedent to the obligations of the Lender to provide the Financing or any contingencies that would permit the Lender to reduce the total amount of the Financing. There are no side letters or other agreements, contracts or arrangements relating to the funding or investing, as applicable, of the full amount of the Financing.

(c) As of the date hereof, assuming the accuracy of the Company’s representations and warranties set forth in this Agreement, the performance by the Company of its obligations hereunder and the satisfaction or waiver of the conditions set forth in Article 6, Parent does not have any reason to believe that any of the conditions to the funding of the Financing set forth in the Commitment Letter will not be satisfied.

(d) The Commitment Letter is valid, binding and enforceable against Parent and the other parties thereto, in each case in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles, including specific performance and injunctive and other forms of equitable relief), and is in full force and effect, and no fact, circumstance, state of affairs or occurrence has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a term or condition precedent on the part of Parent or, to the Knowledge of Parent, any other party thereto under the Commitment Letter. As of the date hereof, the Commitment Letter has not been amended, restated or otherwise modified or waived, and the commitment contained in the Commitment Letter has not been withdrawn, modified or rescinded on or prior to the date of this Agreement. Parent has paid (or caused to be paid) in full any and all commitment fees or other fees or expenses required to be paid pursuant to the terms of the Commitment Letter on or before the date of this Agreement.

In no event shall the receipt or availability of any funds or financing by Parent, Merger Sub or any of their respective affiliates or any other financing or other transactions be a condition to any of Parent’s or Merger Sub’s obligations hereunder, including the consummation of the Merger.

4.20 Brokers. Except for Parent’s obligations to Guggenheim Securities, LLC and to Goldman, Sachs & Co., no broker, investment banker, financial advisor or other Person is entitled to any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement, including the Merger, based upon arrangements made by or on behalf of Parent or any Parent Subsidiary or any of their respective officers, directors or employees.

4.21 Certain Business Practices. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, to the Knowledge of Parent, since February 1, 2014, neither Parent nor any Parent Subsidiary (nor any of their respective officers, directors, employees, consultants, advisors or authorized agents, while acting on behalf of Parent or the Parent Subsidiaries), in connection with the business activities of Parent or the Parent Subsidiaries, (a) has made or agreed to make any contribution, payment, gift or entertainment to any governmental official, employee, political party or agent or any candidate for any federal, state, local or foreign public office for the purpose of securing any unlawful advantage for the benefit of Parent, where either the contribution, payment or gift or the purpose thereof was in violation of the applicable Laws of any federal, state, local or foreign jurisdiction or (b) has violated or operated not in compliance with any applicable embargo or related trade restriction Law imposed by the United States Office of Foreign Assets Control or any other agency of the United States government.

4.22 No Other Representations and Warranties. Except for the representations and warranties expressly set forth in this Article 4 (as qualified by the Parent Disclosure Letter), none of Parent, any of its affiliates or any other Person on behalf of Parent makes any express or implied representation or warranty (and there is and has been no reliance by the Company or any of its affiliates, officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, representatives or authorized agents on any such representation or warranty) with respect to Parent, the Parent Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to the Company or its Representatives or affiliates in connection with the transactions contemplated hereby, including the accuracy or completeness thereof. Without limiting the foregoing, neither Parent, Merger Sub nor any other Person will have or be subject to any liability or other obligation to the Company or its Representatives or affiliates or any other Person resulting from the Company’s or its Representatives’ or affiliates’ use of any information, documents, projections, forecasts or other material made available to the Company or its Representatives or affiliates, including any information made available in the electronic data room maintained by Parent for purposes of the transactions contemplated by this Agreement, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Company or its Representatives or in any other form in connection with the transactions contemplated by this

Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article 4 (as qualified by the Parent Disclosure Letter).

ARTICLE 5

COVENANTS

5.1 Conduct of Business by the Company and Parent Pending the Closing.

(a) The Company agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, except as set forth in Section 5.1(a) of the Company Disclosure Letter, as required by applicable Law or as expressly contemplated or permitted by this Agreement (including the remainder of this Section), or otherwise with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), the Company will, and will cause each Company Subsidiary to, (i) conduct its operations only in the ordinary course of business consistent with past practice and (ii) use its commercially reasonable efforts to maintain and preserve substantially intact its business organization. Without limiting the foregoing, and as an extension thereof, except as set forth in Section 5.1(a) of the Company Disclosure Letter, as required by applicable Law or as expressly contemplated or permitted by this Agreement, or otherwise with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7:

(i) amend, modify, waive, rescind or otherwise change the Company Charter, the Company Bylaws or the certificate of incorporation, bylaws or equivalent organizational documents of any Company Subsidiary;

(ii) issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock of, or other Equity Interests in, the Company or any Company Subsidiary, or any rights based on the value of any such Equity Interests (except for transactions between the Company and any wholly owned Company Subsidiary or between wholly owned Company Subsidiaries), other than (A) the issuance of Company Shares upon the exercise of Company Options or the vesting of Company Restricted Share Awards outstanding as of the date hereof, (B) the adoption of a stockholder rights agreement and the issuance of rights to purchase Equity Interests of the Company pursuant to such stockholder rights agreement and the issuance of Equity Interests pursuant to the exercise of such rights, so long as such stockholder rights agreement is not applicable to the Merger or any of the other transactions contemplated by this Agreement, (C) pursuant to requirements of the Contracts of the Company or any Company Subsidiary that have been disclosed or made available to Parent, in each case as in existence on the date and on the terms as in effect on the date hereof or (D) pledges of Equity Interests in the Company Subsidiaries in connection with the incurrence or refinancing of indebtedness permitted under Section 5.1(a)(ix) below;

(iii) directly or indirectly sell, lease, license, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any Lien (other than any Permitted Lien)

or otherwise dispose (collectively, “Disposals”) in whole or in part of any of its properties, assets or rights (other than any Disposals of inventory or excess or obsolete assets, rights or properties in the ordinary course of business, Disposals of Company Leased Real Property, or Disposals of any non-exclusive licenses of Intellectual Property) or any interest therein that have a fair market value in excess of $2,000,000 individually or $10,000,000 in the aggregate (except, in each case, for transactions between the Company and any wholly owned Company Subsidiary or between wholly owned Company Subsidiaries);

(iv) make any Disposal of material Company Intellectual Property owned by the Company or any Company Subsidiary for a purchase price in excess of $1,750,000, other than (A) the sale, licensing or abandonment of Intellectual Property in the ordinary course of business consistent with past practice, (B) transactions between the Company and any wholly owned Company Subsidiary and not involving any Third Party or (C) transactions between wholly owned Company Subsidiaries and not involving any Third Party;

(v) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or other Equity Interests (other than dividends paid by a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary or the dividend of rights to purchase Equity Interests of the Company pursuant to a stockholder rights agreement permitted to be adopted under clause (ii) above);

(vi) reclassify, combine, split, subdivide or make any similar change or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of the Company’s capital stock, or other Equity Interests, except (A) the acquisition by the Company of Company Shares in connection with the surrender of Company Shares by holders of Company Options to be able to pay the exercise price of the Company Option in accordance with the terms of such Company Options as in effect on the date hereof, (B) the withholding or disposition of Company Shares to satisfy withholding Tax obligations with respect to awards granted pursuant to the Benefit Plans in accordance with the terms of such awards as in effect on the date hereof, (C) upon the forfeiture of outstanding Company Options or Company Restricted Share Awards pursuant to their terms upon the termination of the employment of the holder thereof or otherwise or (D) the redemption of any Equity Interests pursuant to a stockholder rights agreement permitted to be adopted under clause (ii) above;

(vii) merge or consolidate the Company or any Company Subsidiary with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary, other than transactions between the Company and any wholly owned Company Subsidiary or between wholly owned Company Subsidiaries;

(viii) acquire (including by merger, consolidation, or acquisition of stock or assets) any material Equity Interest in or material assets of any Person, business or division thereof, or make any material loan, advance or capital contribution to, or investment in, any Person, business or division thereof, except with respect to such acquisitions, loans, advances, contributions or investments that are in the ordinary course and are for consideration (including assumed indebtedness for borrowed money, if applicable) not exceeding $1,000,000 individually or $10,000,000 for all such transactions by the Company and Company Subsidiaries in the aggregate, except, in each case, for (A) transactions between the Company and any wholly owned Company Subsidiary and not involving any Third Party, (B) transactions between wholly owned Company Subsidiaries and not involving any Third Party or (C) transactions to the extent relating to Company Leased Real Property in the ordinary course of business;

(ix) incur any indebtedness for borrowed money or issue any debt securities or assume or guarantee the obligations of any Person (other than the Company and any direct or indirect wholly owned Company Subsidiary), except (A) in connection with refinancings of existing indebtedness (provided that the principal amount of such new indebtedness shall not exceed the principal amount of the indebtedness refinanced and the terms of such new indebtedness shall not be more onerous to the Company and the Company Subsidiaries compared to the existing indebtedness), (B) for transactions between the Company and any wholly owned Company Subsidiary or between wholly owned Company Subsidiaries, (C) letters of credit and similar instruments issued in the ordinary course of the Company’s business, including the pledging of cash or other security as may be required by the issuer, in each case, not to exceed $10,000,000 in the aggregate, or (D) for (1) borrowings in the ordinary course of business under the Company’s existing credit facilities (or under refinancings of existing credit facilities permitted by Section 5.1(a)(ix)(A)), (2) indebtedness for borrowed money that is prepayable at any time without penalty or premium, and/or (3) short-term borrowings (exclusive of those under any existing credit facilities or refinancings of existing credit facilities) for working capital in the ordinary course of business (provided that the principal amount of any indebtedness incurred by the Company and the Company Subsidiaries pursuant to the foregoing subclauses (1), (2) and (3) does not exceed $15,000,000 in the aggregate);

(x) other than in the ordinary course of business, (A) enter into any Contract that includes a change of control or similar provision that would require a material payment to the other party or parties thereto in connection with the consummation of the Merger or the other transactions contemplated by this Agreement, (B) enter into any Contract that would have been a Material Contract if it were in effect as of the date hereof or (C) materially modify or materially amend, cancel or terminate or waive, release or assign any material rights or claims with respect to, any Company Material Contract;

(xi) (A) make any Disposal of any Owned Real Property or (B) purchase or otherwise acquire (x) any real property or any material interest therein or (y) a leasehold interest in any material real property, in each case, other than in the ordinary course of business;

(xii) except as required by Law or to comply with any Benefit Plan as in effect on the date of this Agreement, (A) increase the compensation or benefits of any Participant, except for routine increases in cash compensation to Participants (other than directors and employees with a title above Vice President) in the ordinary course of business consistent with past practice or in connection with promotions or normal merit increases in base salaries or base wages and benefit levels of Participants (other than employees with a title above Vice President) in the ordinary course of business consistent with past practice; (B) grant any rights to severance, change of control, retention or termination pay to any Participant having a title above Vice President, whether pursuant to an employment agreement, severance agreement or otherwise, (C) establish, adopt, enter into, amend in any material respect or terminate any Benefit Plan or any other collective bargaining, bonus, profit sharing, thrift, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan or agreement for the benefit of any Participant or (D) take any action to amend or waive any performance or vesting criteria or accelerate the vesting, exercisability or funding under any Benefit Plan;

(xiii) (A) hire or terminate (other than for cause) the employment or service of any director of the Company or any employee of the Company or any Company Subsidiary who has a title above Vice President or appoint any person to a position above Vice President or (B) promote any employee having a title above Vice President;

(xiv) make any material change in financial accounting policies, practices, principles, methods or procedures, other than as required by GAAP or Regulation S-X promulgated under the Exchange Act or other applicable rules and regulations of the SEC or applicable Law;

(xv) other than in the ordinary course of business or as required by Law, (A) make or change any material Tax election, (B) file any material amended Tax Return or (C) settle or compromise any claim relating to a material amount of Taxes of the Company or any Company Subsidiary for an amount materially in excess of amounts reserved, in each case, if such action would reasonably be expected to result in a material increase in the Tax liability of Parent and its Subsidiaries after the Effective Time (it being understood and agreed that, notwithstanding any other provisions of this Agreement to the contrary, the covenants made in this Section 5.1(a)(xv) are the sole and exclusive covenants of the Company made in this Section 5.1 with respect to Taxes);

(xvi) waive, release, assign, settle or compromise any claims, liabilities or obligations arising out of, related to or in connection with litigation (other than litigation arising in connection with this Agreement or the transactions contemplated hereby, which is governed by Section 5.12) or other Proceedings other than settlements of, or compromises for, any such litigation or other Proceedings (A) funded, subject to payment of a deductible, by insurance coverage maintained by the Company or the Company Subsidiaries or (B) for less than $5,000,000 (after taking into account insurance coverage maintained by the Company or the Company Subsidiaries) in the aggregate beyond the amounts reserved on the Company Financial Statements, in each case without any admission of liability or other adverse consequences on the Company or Parent or any of its Subsidiaries;

(xvii) make any capital expenditure in excess of $5,000,000 individually or $10,000,000 in the aggregate, except for capital expenditures that are contemplated by the Company’s existing plan for annual capital expenditures for 2015 previously made available to Parent;

(xviii) enter into any Contract or transaction between the Company or any of its Subsidiaries, on the one hand, and any affiliate or director or officer of the Company on the other hand, other than in the ordinary course of business; or

(xix) authorize, agree or commit, in writing or otherwise, to do any of the foregoing.

(b) Parent agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, except as set forth in Section 5.1(b) of the Parent Disclosure Letter, as required by applicable Law or as expressly contemplated or permitted by this Agreement (including the remainder of this Section), or otherwise with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), Parent will, and will cause each Parent Subsidiary to, (i) conduct its operations only in the ordinary course of business consistent with past practice and (ii) use its commercially reasonable efforts to maintain and preserve substantially intact its business organization. Without limiting the foregoing, and as an extension thereof, except as set forth in Section 5.1(b) of the Parent Disclosure Letter, as required by applicable Law or as expressly contemplated or permitted by this Agreement, or otherwise with the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), Parent shall not, and shall not permit any Parent Subsidiary to, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7:

(i) amend, modify, waive, rescind or otherwise change the Parent’s or Merger Sub’s certificate of incorporation or bylaws in any manner that would be reasonably expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger or otherwise be materially adverse to the Company or the holders of the Company Shares or have a Parent Material Adverse Effect;

(ii) purchase, redeem or otherwise acquire, or issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock of, or other Equity Interests in, Parent or any Parent Subsidiary, or any rights based on the value of any such Equity Interests, except (A) the acquisition by Parent of Parent Shares in connection with the surrender of Parent Shares by holders of Parent Options to be able to pay the exercise price of the Parent Option in accordance with the terms of such Parent Options as in effect on the date hereof, (B) the withholding or disposition of Parent Shares to satisfy withholding Tax obligations with respect to awards granted pursuant to the Parent Plans in accordance with the terms of such awards as in effect on the date hereof, (C) the issuance of Parent Shares upon the exercise of Parent Options or the vesting of Parent Restricted Share Awards outstanding as of the date hereof, (D) upon the forfeiture of outstanding Parent Options or Parent Restricted Share Awards pursuant to their terms upon the termination of the employment of the holder thereof or otherwise or (E) pledges of Equity Interests in the Parent Subsidiaries in connection with the incurrence or refinancing of any indebtedness of Parent or the Parent Subsidiaries;

(iii) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or other Equity Interests of Parent or reclassify, combine, split, subdivide or make any similar change or amend the terms of, directly or indirectly, any of its capital stock or other Equity Interests of Parent;

(iv) acquire (including by merger, consolidation, acquisition of stock or assets, recapitalization, joint venture or otherwise) any business, material assets or securities of any Person if such acquisition would reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger; or

(v) authorize, agree or commit, in writing or otherwise, to do any of the foregoing.

5.2 Access to Information; Confidentiality.

(a) From the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, the Company shall, and shall cause the Company Subsidiaries to (i) provide to Parent and Merger Sub and their respective officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, financing sources and authorized agents (collectively, the “Parent Representatives”) reasonable access, during normal business hours in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company and the Company Subsidiaries, upon prior written notice to the Company, to the officers, employees, properties, Company Permits, offices and other facilities of the Company and the Company Subsidiaries and to the books and records thereof, (ii) use commercially reasonable efforts to furnish during normal business hours upon prior notice such information concerning the business, properties, Contracts, Company Permits, personnel, assets and liabilities of the Company and the Company Subsidiaries as Parent or the Parent Representatives may reasonably request; provided, that the Company shall not be required to (or to cause any Company Subsidiary to) afford such access or furnish such information to the extent that the Company believes, in its reasonable good faith judgment, that doing so would (A) result in the loss of attorney-client, work product or other privilege, (B) result in the disclosure of any trade secrets of third parties or violate any obligations of the Company or any Company Subsidiary with respect to confidentiality to any Third Party, or otherwise breach, contravene or violate any such effective Contract to which the Company or any Company Subsidiary is a party or (C) breach, contravene or violate any applicable Law (including Competition Laws). In the event that the Company or a Company Subsidiary does not provide access or information in reliance on the preceding proviso, it shall use reasonable best efforts to obtain the consent of the applicable Third Party that is required in order to disclose the applicable information and to otherwise communicate the applicable information to Parent or the Parent Representatives in a way that would not violate the applicable Law or obligation or waive such a privilege; provided, that neither the Company nor any Company Subsidiary shall be required to incur any liabilities, expend any funds or pay any expenses or fees in connection therewith.

(b) Each of Parent and Merger Sub hereby agrees that all information provided to it or any Parent Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be “Information,” as such term is used in, and shall be treated in accordance with, the confidentiality agreement, effective as of October 21, 2014 and amended as of November 6, 2014, between the Company and Parent (the “Confidentiality Agreement”).

5.3 No Solicitation.

(a) Subject to the other clauses of this Section 5.3, from and after the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article 7, none of the Company or any of the Company Subsidiaries shall, and the Company shall instruct the Company Representatives not to on behalf of the Company, directly or indirectly, (i) whether publicly or otherwise, initiate or solicit the submission of any offer, proposal or indication of interest that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) furnish to any Third Party any non-public information relating to the Company or any of its Subsidiaries, or afford to any Third Party access to the business, books, records or other non-public information, or to any personnel, of the Company or any of the Company Subsidiaries, in any such case with the intent to encourage or induce the making, submission or announcement of any offer, proposal or indication of interest that constitutes or would reasonably be expected to lead to an Acquisition Proposal, (iii) enter into, conduct, participate, maintain or engage in any discussions or negotiations with any Third Party with respect to any offer, proposal or indication of interest that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal (other than solely to inform any Third Party of the existence of the provisions contained in this Section 5.3) (provided, that the Company may contact the Person that made any Acquisition Proposal solely for the purpose of seeking clarification of solely the terms or conditions of such Acquisition Proposal), (iv) approve, adopt, declare advisable or recommend an Acquisition Proposal, (v) withdraw, amend or modify in any manner adverse to Parent or Merger Sub the Company Board Recommendation, (vi) enter into any letter of intent, memorandum of understanding, agreement in principle or other similar document, or any Contract providing for or relating to any Acquisition Proposal or requiring it to abandon, terminate or fail to consummate, or that is intended to result in the abandonment of, termination of or failure to consummate any of the transactions contemplated by this Agreement, (vii) grant any waiver or release with the effect thereof under any standstill agreement or anti-takeover Law for the purpose of allowing a Third Party to make an Acquisition Proposal or (viii) resolve, propose or agree to do any of the foregoing (any action set forth in the foregoing clauses (iv), (v) or (viii) (to the extent related to the foregoing clauses (iv) or (v)), a “Change of Board Recommendation”). The Company shall immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons (other than Parent) conducted prior to the date hereof by the Company, the Company Subsidiaries or any of the Company Representatives that would reasonably be expected to lead to any Acquisition Proposal, and shall, as promptly as practicable, terminate access by each such Person and its representatives to any online or other data rooms containing any non-public information in respect of the Company or any of its Subsidiaries. The Company shall, as soon as practicable following the date hereof, request of each Person that has heretofore executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal, to promptly return or destroy all confidential information furnished prior to the execution of this Agreement to or for the benefit of such Person by or on behalf of the Company or any of the Company Subsidiaries.

(b) Notwithstanding anything to the contrary contained in Section 5.3(a), but subject to Section 5.3(c), if at any time following the date hereof and prior to the time that the Company Stockholder Approval is obtained (i) the Company receives a bona fide written Acquisition Proposal from a Third Party that was unsolicited and not otherwise obtained in violation of Section 5.3(a) and (ii) the Company Board determines in good faith, after consultation with the Company’s financial advisor and outside legal counsel, that such

Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, then the Company may in response to such Acquisition Proposal (A) furnish information with respect to the Company and the Company Subsidiaries to the Third Party making such Acquisition Proposal, its representatives and potential sources of financing and (B) participate in discussions or negotiations with the Third Party making such Acquisition Proposal, its representatives and potential sources of financing regarding such Acquisition Proposal, in each case, only if (1) the Company gives Parent a written notice that states that the Company has received such Acquisition Proposal and includes all the information required by Section 5.3(c) in accordance with Section 5.3(c) and thereafter continues to comply with Sections 5.3(c) and 5.3(d), (2) prior to furnishing any non-public information to such Person, the Company shall have an Acceptable Confidentiality Agreement with such Person and prior to or substantially contemporaneously with the provision of any non-public information concerning the Company or the Company Subsidiaries to any such Person, the Company provides such information to Parent (if such information has not previously been furnished to Parent or the Parent Representatives) and (3) the Company Board shall have reasonably determined in good faith, after consultation with the Company’s outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(c) As promptly as practicable (and in any event within forty-eight (48) hours) following the receipt by the Company, any of its Subsidiaries or any Company Representatives of (i) an Acquisition Proposal or (ii) any request for information or to engage in negotiations or discussions that would reasonably be expected to lead to an Acquisition Proposal, the Company shall provide Parent notice of (A) the receipt of such Acquisition Proposal, request or inquiry, (B) the material terms and conditions of such Acquisition Proposal, request or inquiry (including of any financing arrangements to the extent provided to the Company, any of its Subsidiaries or any Company Representatives) and (C) a copy of all material written materials provided by such Person in connection with such Acquisition Proposal, request or inquiry (provided, that the Company may redact the identity of, or any identifying facts regarding, the Person making such Acquisition Proposal if such disclosure would violate any Contract by which the Company or any Company Subsidiary is bound as of the date hereof). The Company shall keep Parent reasonably informed, on a reasonably current basis, of any material developments or material modifications to the terms of any such Acquisition Proposal.

(d) Notwithstanding anything to the contrary contained in Section 5.3(a), if (i) the Company has received a bona fide written Acquisition Proposal that the Company Board determines, after consultation with its financial advisors and outside counsel, constitutes a Superior Proposal, the Company Board may at any time prior to the time that the Company Stockholder Approval is obtained, (A) effect a Change of Board Recommendation with respect to such Superior Proposal or fail to include the Company Board Recommendation in the Schedule 14D-9 and/or (B) terminate this Agreement pursuant to Section 7.1(f) to enter into a definitive agreement with respect to such Superior Proposal, or (ii) an Intervening Event has occurred and is continuing, the Company Board may at any time prior to the Effective Time effect a Change of Board Recommendation, in each case, subject to the requirements of this Section 5.3(d). The Company shall not be entitled to effect a Change of Board Recommendation with respect to a Superior Proposal or Intervening Event pursuant to this

Section 5.3(d) or terminate this Agreement pursuant to Section 7.1(f) to enter into a definitive agreement with respect to a Superior Proposal unless (A) the Company shall have provided to Parent at least three (3) Business Days’ prior written notice (the “Notice Period”) of the Company’s intention to take such action, which notice shall state expressly (1) that it has received a Superior Proposal or an Intervening Event has occurred, (2) in the case of a Superior Proposal, the material terms and conditions of such Superior Proposal (including any financing arrangements to the extent provided to the Company and/or any Company Representatives) and the identity of the Person making such Superior Proposal, or, in the case of an Intervening Event, the material facts and circumstances (based on information reasonably available) related to such Intervening Event, and (3) that it intends to terminate this Agreement pursuant to Section 7.1(f) or effect a Change of Board Recommendation and (B) the Company Board shall have reasonably concluded in good faith, after consultation with outside legal counsel, that the failure to effect a Change of Board Recommendation or terminate this Agreement pursuant to Section 7.1(f) would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law. During the Notice Period, if requested by Parent, the Company shall engage in good faith negotiations with Parent and its financial and legal advisors regarding any amendment to this Agreement proposed in writing by Parent, and the Company Board shall consider in good faith any adjustments and/or proposed amendments to this Agreement (including a change to the price terms hereof) that may be irrevocably offered in writing by Parent (the “Proposed Changed Terms”) by no later than 11:59 p.m., New York City time, on the last day of the Notice Period. Notwithstanding anything in this Section 5.3(d) to the contrary, the Company Board may not effect a Change of Board Recommendation or terminate this Agreement pursuant to Section 7.1(f) until the expiration of the Notice Period and unless and until the Company Board concludes in good faith, after considering the Proposed Changed Terms (if any are proposed by Parent) and consultation with outside legal counsel, that the failure to effect a Change of Board Recommendation or terminate this Agreement pursuant to Section 7.1(f) would still be reasonably expected to be inconsistent with its fiduciary duties under applicable Law. In the event of any material revisions or modifications to such Superior Proposal, the Company shall be required to promptly (but in any event within twenty-four (24) hours) deliver a new written notice to Parent and to again comply with the requirements of this Section 5.3(d) with respect to such new written notice, except that the Notice Period shall be two (2) Business Days with respect to any such revised Superior Proposal, but no such new written notice shall shorten the original Notice Period.

(e) Nothing contained in this Section 5.3 shall prohibit the Company Board from (i) disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to make such disclosure would be reasonably expected to be inconsistent with its fiduciary duties under applicable Law or violate applicable Law; provided, that notwithstanding the foregoing sentence, such disclosure may constitute a Change of Board Recommendation in accordance with the terms of this Section 5.3. The issuance by the Company or the Company Board of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, shall not constitute a Change of Board Recommendation.

5.4 Efforts.

(a) The Company, Parent and Merger Sub shall use all reasonable best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, and to assist and cooperate with the parties in doing, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as practicable, (ii) take all such actions as may be reasonably required to cause the expiration of the notice periods under Competition Laws with respect to such transactions as promptly as practicable after the execution of this Agreement, (iii) obtain (A) from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent, Merger Sub or the Company, or any of their respective Subsidiaries to effect the Closing by not later than three (3) Business Days prior to the Outside Date (including any such approvals required under the HSR Act), and to avoid any action or proceeding by any Governmental Entity (including those in connection with the pre-merger notification obligations of the HSR Act) or any other Person, in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and (B) from any Third Party any consents or notices that are required to be obtained or made by Parent, Merger Sub or the Company, or any of their respective Subsidiaries, in connection with the transactions contemplated by this Agreement only to the extent that Parent, Merger Sub and the Company reasonably determine, after consultation and cooperation with one another, that such consent or notice should be obtained or made; provided, that none of Parent, Merger Sub or the Company shall be required to incur any liabilities, expend any funds or pay any expenses or fees in connection with obtaining such Third Party consents, (iv) cause the satisfaction of all conditions set forth in Article 6, (v) defend and seek to prevent the initiation of all actions, lawsuits or other legal, regulatory or other Proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated by this Agreement, in each case until the issuance of a final, nonappealable Order, (vi) seek to have lifted or rescinded any injunction or restraining order which may adversely affect the ability of the parties to consummate the transactions contemplated hereby, in each case until the issuance of a final, nonappealable Order, (vii) as promptly as practicable, make or cause to be made all necessary applications and filings (and in any event file all required HSR Act notifications within ten (10) Business Days after the date hereof), make any other required submissions, and pay any fees due in connection therewith (all such fees to be solely the responsibility of, and to be paid by, Parent and Merger Sub), with respect to this Agreement and the Merger required under any Competition Laws and the parties shall request early termination of the waiting period under the HSR Act in making such filings, (viii) prepare and file as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings, ruling requests, and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any third party and/or any Governmental Entity to consummate the Merger or the other transactions contemplated by this Agreement (collectively, the “Required Approvals”), (ix) take all reasonable steps as may be necessary to obtain all such consents and the Required Approvals, and (x) as promptly as reasonably practicable after the date hereof, make all necessary filings, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to this Agreement and the Merger required under any other applicable Law. No party to this Agreement shall consent to any delay of the Closing at the behest of any Governmental Entity without the consent of the other parties to this Agreement, which consent shall not be unreasonably withheld, delayed or conditioned. Parent and Merger Sub shall not, except as may be consented to in advance in writing by the Company, directly or indirectly through one or more of its affiliates, acquire any Person or material assets thereof or interest therein, if such acquisition would reasonably be expected to cause a material delay in or otherwise result in the failure to satisfy any of the conditions contained in Article 6 or the consummation of the Merger. Notwithstanding anything to the contrary contained in this Agreement, the parties hereby agree and acknowledge that neither this Section 5.4 nor the “reasonable best efforts” standard shall require, or be construed to require, the Company, Parent, Merger Sub or their respective Subsidiaries or affiliates to sell, dispose of or divest any assets or businesses, other than as would not be reasonably expected to have a material adverse effect on the Company or any Company Subsidiaries, taken as a whole, or Parent or any Parent Subsidiaries, taken as a whole, in order to obtain any required approval from any Governmental Entity.

(b) Without limiting the generality of anything contained in this Section 5.4, each party hereto shall (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Proceeding by or before any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement, (ii) keep the other parties notified as to the status of any such request, inquiry, investigation, action or other Proceeding, (iii) promptly notify the other parties of any oral or written communication to or from any Governmental Entity regarding the Merger or any of the other transactions contemplated by this Agreement and (iv) promptly provide to the other parties copies of any written communications received or provided by such party, or any of its Subsidiaries, from or to any Governmental Entity with respect to the Merger or any other transactions contemplated by this Agreement; provided, that Parent and the Company may, as each reasonably and in good faith deems advisable and necessary, designate any competitively sensitive material provided to the other under this section as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. Each party hereto will consult and cooperate with the other parties with respect to and provide any necessary information and assistance as the other parties may reasonably request with respect to all notices, submissions, or filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement or any transactions contemplated by this Agreement and will permit the other parties to review and discuss in advance and consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Merger or any of the other transactions contemplated by this Agreement. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or other Proceeding, each party hereto will consult with the other parties in advance and give the other parties or their authorized representatives the opportunity to be present at each meeting or teleconference relating to such request, inquiry, investigation, action or other Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or other Proceeding.

(c) Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the consummation of the Merger. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

5.5 Preparation of Proxy Statement; Stockholders Meetings.

(a) Parent and the Company shall cooperate in preparing, and as promptly as reasonably practicable following the date hereof, file the Proxy Statement/Prospectus and Form S-4. The Proxy Statement/Prospectus will be included in and will constitute a part of the Form S-4. The Company will cause the Proxy Statement/Prospectus to be mailed to the Company’s stockholders as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act. Parent shall use reasonable best efforts, and the Company shall cooperate with Parent, to have the Form S-4 declared effective by the SEC and to keep the Form S-4 effective through the Closing in order to consummate the Merger and the transactions contemplated hereby. Parent shall also take any action required to be taken under any applicable state securities laws in connection with the issuance and reservation of Parent Shares in the Merger, and the Company shall furnish all information concerning the Company and the holders of Company Shares, or holders of a beneficial interest therein, as may be reasonably requested in connection with any such action. Each of Parent or the Company shall, as promptly as practicable after receipt thereof, provide the other parties with copies of any written comments, and advise each other of any oral comments, with respect to the Proxy Statement/Prospectus or Form S-4 received from the SEC. Parent and the Company shall cooperate and provide each other with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement/Prospectus and the Form S-4 prior to filing such with the SEC, and will provide each other with a copy of all such filings made with the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Proxy Statement/Prospectus or the Form S-4 shall be made without the approval of both the Company and Parent, which approval shall not be unreasonably withheld, conditioned or delayed. If, at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective affiliates, officers or directors, is discovered by Parent or the Company and such information should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party hereto discovering such information shall promptly notify the other parties and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of the Company in accordance with applicable Law.

(b) The Company shall duly take all lawful action to call, give notice of, convene and hold the Company Stockholders Meeting as soon as practicable following the declaration of effectiveness of the Form S-4 by the SEC for the purpose of obtaining the

Company Stockholder Approval. The Company shall not postpone or adjourn the Company Stockholders Meeting except to the extent required by applicable Law or to solicit additional proxies and votes in favor of adoption of this Agreement if sufficient votes to constitute the Company Stockholder Approval have not been obtained. The record date for the Company Stockholders Meeting shall be determined by the Company with prior consultation with Parent.

(c) The Company Board shall, except in the case of a Change in Board Recommendation made in accordance with the terms of this Agreement, recommend the adoption of this Agreement by the Company stockholders to the effect as set forth in Section 3.3, and, subject to Section 5.3, shall use reasonable best efforts to solicit the Company Stockholder Approval. Notwithstanding any Change in Board Recommendation pursuant to Section 5.3, unless this Agreement is otherwise terminated in accordance with its terms, this Agreement shall be submitted to the Company’s stockholders at the Company Stockholders Meeting for the purpose of obtaining the Company Stockholder Approval, and nothing contained herein shall be deemed to relieve the Company of such obligation.

5.6 Public Announcements. So long as this Agreement is in effect, Parent and Merger Sub, on the one hand, and the Company, on the other, shall not, and shall use reasonable best efforts to cause their respective advisors and controlled affiliates not to, issue any press release or make any public statement with respect to the Merger or this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which the relevant party is subject, in which case to the extent permitted by Law the party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the other party before making any such public announcements or (b) with respect to any press release or other public statement by the Company permitted by Section 5.3. The press release announcing the execution and delivery of this Agreement shall be a joint release of, and shall not be issued prior to the approval of each of, the Company and Parent.

5.7 Employee Benefit Matters.

(a) From and after the Effective Time, the Company shall, and Parent shall cause the Company to, honor all Benefit Plans in accordance with their terms as in effect immediately prior to the Effective Time; provided that the foregoing shall not prevent or otherwise limit Parent or the Surviving Corporation from amending or terminating any Benefit Plan in accordance with its terms as of the date hereof (or, in the case of any Benefit Plan permitted to be amended under the terms of this Agreement, as of the Closing Date). For a period of one (1) year following the Effective Time, Parent shall provide, or shall cause to be provided, to each Person who is employed by the Company or the Company Subsidiaries immediately prior to the Effective Time who continues in the employ of Parent, the Surviving Corporation or any of their respective affiliates on or after the Effective Time (“Company Employees”) (i) base salary or wage rate and cash bonus opportunities that, in each case, are no less favorable than were provided to the Company Employee immediately before the Effective Time and (ii) all other compensation and employee benefits that are substantially equivalent in the aggregate to those provided to the Company Employee immediately before the Effective

Time (except that no payments or benefits under any defined benefit pension plan or the Retention Program shall be taken into account for purposes of determining whether the other compensation and employee benefits are substantially equivalent).

(b) For purposes of vesting, eligibility to participate and for calculating severance and vacation entitlements under the employee benefit plans of Parent and the Parent Subsidiaries (each, a “New Plan”), each Company Employee shall be credited with his or her years of service with the Company and the Company Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time; provided, that the foregoing shall not apply (i) with respect to accruals under a defined benefit pension plan, (ii) to the extent that its application would result in a duplication of benefits, or (iii) with respect to any newly established New Plan for which prior service is not taken into account for employees of Parent or any of its affiliates. In addition and without limiting the generality of the foregoing, (A) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent that coverage under such New Plans is comparable to a Benefit Plan in which such Company Employee participated immediately prior to the Effective Time (such plans, collectively, the “Old Plans”) and (B) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall use its commercially reasonable efforts to cause all eligibility waiting periods, pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plans, and Parent shall use its commercially reasonable efforts to cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Parent hereby acknowledges that a “change of control” (or similar phrase) within the meaning of the Benefit Plans will occur at the Effective Time, as applicable.

(d) Prior to the Effective Time (but not earlier than ten (10) Business Days prior to the Effective Time), the Company shall (unless otherwise instructed by the Parent prior to the taking of such actions) take all such actions as are necessary, including the adoption of board of directors or compensation committee resolutions or consents, to terminate the Company’s 401(k) plan(s), effective no later than the day immediately prior to the Effective Time, with such termination subject to the occurrence of the Effective Time. Prior to the Effective Time, the Company shall provide Parent with evidence that such plan(s) have been terminated. The form and substance of such resolutions shall be subject to the review and approval of Parent (which approval shall not be unreasonably withheld, conditioned or delayed). Parent shall cause the 401(k) plans of Parent or its affiliates to accept as soon as reasonably practicable rollover distributions from current and former employees of the Company and its Subsidiaries with respect to such individuals’ account balances (including loans), if elected by any such individuals.

(e) With respect to each Benefit Plan that is a seasonal bonus plan (each, a “Seasonal Plan”), immediately prior to the Effective Time, the Company may pay to each employee of the Company and the Company Subsidiaries actively employed as of immediately prior to the Effective Time and then participating in such Seasonal Plan, a bonus equal to the product obtained by multiplying (i) the Company Employee’s full-season bonus entitlement under such Seasonal Plan, based on deemed performance at “target” (100%) levels, and (ii) a fraction, the numerator of which equals the number of days that have elapsed during the applicable season through the Closing Date and the denominator of which equals the total number of days in the applicable season; provided that, if the Effective Time occurs on or after August 2, 2015, the Company shall pay out in full or defer, as applicable, any bonus under the Season Plans for the current season and any subsequent season that ends on or prior to such Effective Time based on actual performance. The term “Seasonal Plan” shall include both short term incentive compensation programs and long-term restricted cash programs under the Company’s Management Performance Compensation Plan, as amended through March 7, 2012.

(f) No later than thirty (30) Business Days following the Effective Time, the Surviving Corporation shall pay out all earned and unpaid amounts under the Long-Term Restricted Cash Program (“LTRCP”) for fiscal years 2012, 2013, 2014 and, if the Effective Time occurs on or after August 2, 2015, 2015. Section 5.7(f) of the Company Disclosure Letter sets forth a list of LTRCP participants and the earned and unpaid amounts payable to such participants in respect of fiscal years 2012, 2013 and 2014. If the Effective Time occurs on or after August 2, 2015, amounts in respect of the performance period ending prior to such time shall be determined prior to the Effective Time in good faith by the Company in accordance with the LTRCP.

(g) The Company may establish a cash-based retention program in the aggregate amount of $7,500,000 to promote retention and to incentivize efforts to consummate the Closing (the “Retention Program”) with any such payments from such Retention Program to be paid no earlier than the first to occur of (i) the three (3)-month anniversary of the Effective Time, (ii) a Qualifying Termination (as defined in the Company’s Special Severance Plan in effect as of the date hereof), (iii) a termination of employment due to disability or (iv) a termination of employment due to death and, in the case of subclauses (ii) and (iii), subject to the delivery by the participant of a non-mutual release of claims in favor of the Company in a form no less favorable than the release provided by the employee in the form of release attached to the Company’s Special Severance Plan. Amounts under the Retention Program shall be allocated among the employees of the Company and the Company Subsidiaries identified, and in the amounts and on the terms determined, by the Chief Executive Officer of the Company (or her designee(s)); provided, however, that the Company shall consult in good faith with Parent regarding the allocation and timing of payment of amounts under the Retention Program. If a retention award or portion thereof under the Retention Program is forfeited by a participant, the Chief Executive Officer of the Company (or her designee(s)) may reallocate the retention award (or unpaid portion thereof) to existing employees or new hires of the Company and the Company Subsidiaries.

(h) Nothing in this Agreement shall confer upon any Company Employee or other Person any right to continue in the employ or service of the Company, the Surviving Corporation, Parent, the Parent Subsidiaries or any of their respective affiliates. Except as expressly set forth in this Section 5.6, no provision of this Agreement: (i) shall limit the ability of the Company or any of its affiliates (including, following the Effective Time, the Surviving Corporation and its Subsidiaries) to amend, modify or terminate in accordance with its terms any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them, (ii) shall be deemed or construed to amend, establish, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement, or (iii) create any third party beneficiary rights or obligations in any person (including any current or former service provider or employee of Parent or any of its Subsidiaries (or any beneficiaries or dependents thereof)) or any right to employment or continued employment or to a particular term or condition of employment with the Company or any of its affiliates (including, following the Effective Time, the Surviving Corporation and its Subsidiaries).

5.8 Indemnification of Directors and Officers.

(a) For six (6) years from and after the Effective Time, the Surviving Corporation and Parent shall indemnify and hold harmless all past and present directors and officers of the Company or each Company Subsidiary (collectively, the “Covered Persons”) to the same extent such Persons are indemnified as of the date of this Agreement by the Company pursuant to applicable Law, the Company Charter, the Company Bylaws, the certificate of incorporation and bylaws, or equivalent organizational or governing documents, of any Company Subsidiary and indemnification agreements, if any, in existence on the date of this Agreement and set forth in Section 3.13 of the Company Disclosure Letter (collectively, the “Existing Indemnification Agreements”) arising out of acts or omissions in their capacity as directors or officers of the Company or any Company Subsidiary occurring at or prior to the Effective Time (including in connection with the adoption and approval of this Agreement and the consummation of the transactions contemplated hereby). The Surviving Corporation and Parent shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Proceeding or investigation with respect to the matters subject to indemnification pursuant to this Section 5.8 in accordance with the procedures (if any) set forth in the Company Charter, the Company Bylaws, the certificate of incorporation and bylaws, or equivalent organizational documents, of any Company Subsidiary, and any Existing Indemnification Agreements; provided, that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined in a final, non-appealable judgment by a court of competent jurisdiction that such Person is not entitled to indemnification and complies with other applicable provisions imposed under applicable Law. Notwithstanding anything herein to the contrary, if any Proceeding (whether arising before, at or after the Effective Time) is made against such persons with respect to matters subject to indemnification hereunder on or prior to the sixth (6th) anniversary of the Effective Time, the provisions of this Section 5.8 shall continue in effect until the final disposition of such Proceeding or investigation. Notwithstanding anything contained in this Section 5.8 or otherwise, neither Parent nor the Surviving Corporation shall have any obligation hereunder to any Covered Person if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such indemnification is prohibited by applicable Law, in which case the Covered Person shall promptly refund to Parent or the Surviving Corporation the amount of all such expenses theretofore advanced pursuant hereto.

(b) For not less than six (6) years from and after the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time than are currently set forth in the Company Charter and the Company Bylaws. Following the Effective Time, the Existing Indemnification Agreements shall be assumed by the Surviving Corporation, without any further action, and shall continue in full force and effect in accordance with their terms.

(c) For not less than six (6) years from and after the Effective Time, the Company and the Surviving Corporation, as applicable, shall, and Parent shall cause the Surviving Corporation to, maintain for the benefit of the directors and officers of the Company and the Company Subsidiaries, as of the date of this Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policies of the Company and the Company Subsidiaries (true and complete copies which have been previously made available to Parent) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the date of this Agreement, but in such case shall purchase as much coverage as is available for such amount (the maximum amount of the aggregate annual premium over such six (6) year term, the “Maximum Premium”). In lieu of the foregoing, at or prior to the Effective Time, the Company may obtain, at its election, prepaid policies, which policies provide such directors and officers with coverage for an aggregate period of at least six (6) years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in connection with the adoption and approval of this Agreement and the transactions contemplated by this Agreement; provided, that the Company shall not spend in excess of the Maximum Premium to obtain such prepaid policies. If such prepaid policies have been obtained prior to the Effective Time, the Company and the Surviving Corporation, as applicable, shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d) In the event that Parent or the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.8.

(e) The obligations under this Section 5.8 shall not be terminated or modified in any manner that is adverse to the Covered Persons (and their respective successors and assigns), it being expressly agreed that the Covered Persons (including successors and assigns) shall be Third Party beneficiaries of this Section 5.8. In the event of any breach by the Surviving Corporation or Parent of this Section 5.8, the Surviving Corporation shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by Covered Persons in enforcing the indemnity and other obligations provided in this Section 5.8 as such fees are incurred upon the written request of such Covered Person.

5.9 Takeover Statutes. If any state takeover Law or state Law that purports to limit or restrict business combinations or the ability to acquire or vote Shares (including any “control share acquisition,” “fair price,” “moratorium,” “business combination” or other similar takeover Law) becomes or is deemed to be applicable to the Company, Parent, Merger Sub, this Agreement, the Merger or any other transactions contemplated by this Agreement, then Parent, Merger Sub and the Company shall cooperate and take all action reasonably available to render such Law inapplicable to the foregoing. Neither Parent, Merger Sub or the Company will take any action that would cause this Agreement, the Merger or the other transactions contemplated by this Agreement to be subject to the requirements imposed by any such Laws.

5.10 Section 16 Matters. Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a “covered person” of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) of Company Shares, Company Options or Company Restricted Share Awards pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16.

5.11 Financing.

(a) Parent and Merger Sub shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain and to consummate the Financing on the terms and conditions described in the Commitment Letter (including the flex provisions related thereto), subject to any amendments or modifications thereto permitted by Section 5.11(c), including using reasonable best efforts to (i) maintain in effect the Commitment Letter, (ii) negotiate and enter into definitive agreements with respect to the Financing on the terms and conditions (including the flex provisions) contained in the Commitment Letter, subject to any amendments or modifications thereto permitted by Section 5.11(c); (iii) satisfy on a timely basis all conditions applicable to Parent or Merger Sub contained in the Commitment Letter and that are within Parent’s or Merger Sub’s control, including the payment of any commitment, engagement or placement or other fees required as a condition to the Financing and due and payable by Parent or Merger Sub, (iv) upon the satisfaction or waiver of such conditions and the conditions set forth in Article 6, consummate the Financing on or prior to the Closing (with respect to amounts required to consummate the Merger), including by drawing on any interim or bridge financing facilities contemplated thereby, (v) obtain such third-party consents as may be reasonably required in connection with the Financing, (vi) comply with its obligations under the Commitment Letter and (vii) enforce its rights under the Commitment Letter in the event of any failure to fund thereunder by the Lender. If Parent or Merger Sub becomes aware of any event that makes procurement of any portion of the Financing unlikely to occur in the manner or from the sources contemplated in the Commitment Letter, Parent and Merger Sub shall promptly (and in any event within two (2) Business Days) notify the Company and shall use reasonable best efforts to arrange as promptly as practicable any such portion from alternative sources on terms and conditions no less favorable, in the aggregate, to Parent and Merger Sub and to the Company than the terms and conditions set forth in the Commitment Letter and that would not have any of the effects prohibited by Section 5.11(c) (such financing, “Alternative Financing”); provided, that in the case of (A) the continuation of the asset-based lending facilities of the Parent or the Company in lieu of the asset-based lending facilities under the Commitment Letter, subject to no additional or otherwise more onerous conditions than as set forth in the Commitment Letter with respect to the asset-based lending facility contemplated thereby and/or (B) the reduction of the term loan commitments under the Commitment Letter due to the realization by Parent of the proceeds of a debt securities offering, no such notice shall be required and such actions shall not constitute an amendment or modification of the Commitment Letter, nor shall such actions be deemed to contravene this Section 5.11(a). Parent and Merger Sub shall (A) give the Company prompt oral and written notice of any breach or default by any party to the Commitment Letter, Alternative Financing, or definitive financing agreements related thereto, any purported termination or repudiation by any party to the Commitment Letter, Alternative Financing, or definitive financing agreements related thereto or upon receipt of notice of any material dispute or disagreement between or among the parties to the Commitment Letter, Alternative Financing, or definitive financing agreements related thereto and (B) otherwise keep the Company reasonably informed of the status of Parent and Merger Sub’s efforts to arrange the Financing or Alternative Financing.

(b) The Company shall provide, and shall cause its Subsidiaries and use reasonable best efforts to cause the Company Representatives to provide, such assistance with the Financing (or any Alternative Financing) or the continuation of the asset-based lending facilities of Parent or the Company as is reasonably requested by Parent. Such assistance shall consist of, at the reasonable request of Parent, (i) participation in meetings, drafting sessions and due diligence, lender, investor, rating agency and other presentations, upon reasonable advance notice, (ii) furnishing Parent and the Lender with financial statements and other financial information regarding the Company and the Company Subsidiaries to the extent customary in connection with the preparation of offering or information documents to be used for the Financing and reasonably requested by Parent or any proposed financing source in connection with the financing contemplated by the Commitment Letter (including any Alternative Financing) or the continuation of the asset-based lending facilities of Parent or the Company, (iii) participation in the negotiation, execution and delivery (to be effective at the Closing) of any such financing documents as may be reasonably requested by Parent, (iv) assisting Parent and the Lender in (A) the timely preparation of offering documents, private placement memoranda, bank information memoranda and similar documents in connection with any portion of such financing, including the provision of any information as may be necessary so as to ensure that the financing information pertaining to the Company and the Company Subsidiaries is complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances under which such statements are made, not materially misleading, (B) the timely preparation of materials for due diligence, lender, investor, rating agency and other presentations, and (C) the compliance with the reasonable requirements of rating agencies, (v) cooperating with the marketing efforts of Parent and the Lender for any portion of such financing, (vi) facilitating the pledging of collateral, including cooperating with Parent’s efforts to obtain appraisals, financial analyses, surveys, environmental assessments, third party consents and estoppels, mortgage financeability and title insurance, (vii) using reasonable best efforts to cause the Company’s independent auditors and other Company Representatives to cooperate with such financing, (viii) entering into one or more credit or other financing-related agreements and executing any certificates or other documents on terms satisfactory to Parent on behalf of Parent or the Company or any of its Subsidiaries in connection with such financing (so long as such documents would not have any effect prior to or in the absence of a Closing) and (ix) taking all corporate actions with respect to Subsidiaries of the Company (but not the Company itself), subject to the occurrence of the Closing, reasonably requested by Parent to permit the consummation of such financing and the direct borrowing or incurrence of all of the proceeds of such financing at the Closing. Notwithstanding anything in this Agreement to the contrary, (i) neither the Company nor any of the Company Subsidiaries shall be required to pay any commitment or other similar fee or enter into any definitive agreement, incur any other liability or obligation in connection with the Financing (or any Alternative Financing) or the continuation of the asset-based lending facilities of Parent prior to the Effective Time, (ii) none of the Company or any of the Company Subsidiaries shall be required to take any action that will conflict with or violate the Company’s or such Company Subsidiary’s organizational documents or any applicable Laws or result in the contravention of, or that would reasonably be expected to result in a violation or breach of or default under, any Contract to which the Company or any of the Company Subsidiaries is a party, (iii) no officer, director or other representative of the Company or any of the Company Subsidiaries shall be required to deliver any certificate or opinion, or take any action pursuant to this Section 5.11(b), that could reasonably be expected to result in personal liability and (iv) neither the Company or any Company Subsidiary nor any Persons who are directors of the Company or any Company Subsidiary shall be required to pass resolutions or consents to approve or authorize the execution of the Financing (or any Alternative Financing) or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement, in each case, prior to the Effective Time. None of the representations, warranties or covenants of the Company shall be deemed to apply to, or deemed breached or violated by, any of the actions contemplated by this Section 5.11(b) or by any action taken by the Company at the request of Parent or its Lender. Parent shall promptly, upon request by the Company, reimburse and indemnify the Company for any reasonable and documented out-of-pocket costs, expenses and liabilities incurred in connection with the Company’s or any of the Company Subsidiaries or any of their respective affiliates obligations under this Section 5.11(b). The Company hereby consents to use of its and its Subsidiaries’ logos in connection with such financing; provided, that such logos are used solely in a manner that is not intended or reasonably likely to harm or disparage the Company or any of its Subsidiaries, or their reputation, goodwill or marks and that Parent, Merger Sub, the Lender and their respective affiliates and Representatives shall obtain no rights in such logos. Any information provided to Parent or any other Person pursuant to this Section 5.11(b) shall be subject to the Confidentiality Agreement.

(c) Notwithstanding anything to the contrary in this Agreement, Parent and Merger Sub shall not, without the prior written consent of the Company, (i) permit any termination, amendment or modification to, or any waiver of any provision or remedy under, the Commitment Letter or Fee Letter if such termination, amendment, modification, waiver or remedy (A) reduces the committed amount of the Financing such that Parent would not have sufficient funds (including cash, cash equivalents, available lines of credit or other sources of immediately available funds) to pay the aggregate Merger Consideration contemplated by this Agreement and to perform the other obligations of Parent and Merger Sub contemplated by this Agreement, (B) (i) adds new conditions or (ii) modifies any existing conditions to the consummation of all or any portion of the Financing to the extent, in the case of clause (ii), that it would reasonably be expected to prevent or materially impede or delay the consummation of the Merger or the other transactions contemplated by this Agreement (it being understood that Parent may amend, restate, modify, supplement or replace the Commitment Letter to add and appoint additional arrangers, bookrunners, underwriters, agents, lenders and similar entities, to provide for the assignment and reallocation of a portion of the financing commitments contained therein and to grant customary approval rights to such additional arrangers and other entities in connection with such appointments), (C) adversely affects the ability of Parent or Merger Sub to enforce its rights against other parties to the Commitment Letter or the definitive agreements in respect thereof or (D) could otherwise reasonably be expected to prevent, impede or delay the consummation the Merger or the other transactions contemplated by this Agreement or (ii) undertake any merger, acquisition, joint venture or debt or equity financing that could be expected to prevent or materially impair or delay consummation of the Financing contemplated by the Commitment Letter or any Alternative Financing contemplated by any new debt commitment letter; provided that (i) the continuation of the asset-based lending facilities of the Parent or the Company in lieu of the asset-based lending facilities under the Commitment Letter, subject to no additional or otherwise more onerous conditions than as set forth in the Commitment Letter with respect to the asset-based lending facility contemplated thereby and/or (ii) the reduction of the term loan commitments under the Commitment Letter due to the realization by Parent of the proceeds of a debt securities offering shall not constitute an amendment or modification of the Commitment Letter, nor shall such actions be deemed to contravene this Section 5.11(c).

(d) In no event shall the receipt or availability of the Financing, Alternative Financing or any other funds or financing by Parent or Merger Sub or any of their respective affiliates be a condition to any of Parent’s or Merger Sub’s obligations hereunder.

5.12 Stockholder Litigation. The parties shall cooperate and consult with one another in connection with any Proceeding by the Company’s stockholders against the Company or any of its directors, officers or affiliates with respect to this Agreement or the transactions contemplated hereby and shall give Parent notice of any such Proceeding as promptly as practicable. The Company shall not compromise or settle any Proceeding commenced against it or its directors, officers and/or affiliates relating to this Agreement or the transactions contemplated hereby (including the Merger) without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

5.13 NASDAQ Listing. Prior to the Effective Time, Parent shall use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its party under applicable Laws and rules and policies of NASDAQ to cause the Parent Shares to be issued in the Merger and such other Parent Shares to be reserved for issuance in connection with the Merger to be approved for listing on NASDAQ, subject to official notice of issuance.

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE MERGER

6.1 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of Parent, Merger Sub and the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any and all of which may be waived in whole or in part by mutual consent of Parent, Merger Sub and the Company, as the case may be, to the extent permitted by applicable Law:

(a) Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.

(b) No Injunctions or Restraints; Illegality. The consummation of the Merger shall not be restrained, enjoined or prohibited by any Order (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other Governmental Entity, and there shall not be in effect any Law enacted, promulgated or deemed applicable to the Merger by any Governmental Entity that prevents the consummation of the Merger.

(c) HSR Act. Any waiting period applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

(d) NASDAQ Listing. The Parent Shares to be issued in the Merger and such other Parent Shares to be reserved for issuance in connection with the Merger shall have been approved for listing on NASDAQ, subject to official notice of issuance.

(e) Effectiveness of the Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

6.2 Additional Conditions to Obligations of Parent. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction at the Effective Time of each of the following additional conditions, any and all of which may be waived in whole or in part by Parent and Merger Sub to the extent permitted by applicable Law:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.1, Section 3.2 (other than the representations and warranties contained in Sections 3.2(a), 3.2(b), 3.2(c) and 3.2(e)), Section 3.3, Section 3.21, Section 3.23 (except, subject to the terms of Section 5.3, in the event that the Company or any Company Subsidiary engages another financial advisor in connection with the evaluation of an Acquisition Proposal) and Section 3.24 shall be true and correct in all material respects and at and as of the Effective Time, as though made at and as of the Effective Time, (ii) the representations and warranties of the Company set forth in Sections 3.2(a), 3.2(b) and 3.2(c) shall be true and correct in all respects, except for any de minimis inaccuracies, at and as of the Effective Time, as though made at and as of the Effective Time, (iii) the representations and warranties of the Company set forth in Section 3.10(b) shall be true and correct in all respects, at and as of the Effective Time, as though made at and as of the Effective Time and (iv) each of the other representations and warranties of the Company in this Agreement shall be true and correct in all respects at and as of the Effective Time, as though made at and as of the Effective Time, except (A) in the case of subclauses (i), (ii) and (iv), representations and warranties that are expressly made as of an earlier date shall be true and correct only at and as of such date, and (B) in the case of subclause (iv), where the failure of such representations or warranties to be true and correct (without giving effect to any “materiality” or “Company Material Adverse Effect” qualifier set forth therein) would, individually or in the aggregate with all other failures to be true or correct, have or reasonably be expected to have a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed or complied with in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c) Officer’s Certificate. Parent shall have received an officer’s certificate duly executed by an authorized officer of the Company to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.

6.3 Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are subject to the satisfaction at the Effective Time of each of the following additional conditions, any and all of which may be waived in whole or in part by the Company to the extent permitted by applicable Law:

(a) Representations and Warranties. (i) The representations and warranties of Parent set forth in Section 4.1, Section 4.2 (other than the representations and warranties contained in Sections 4.2(a) and 4.2(b)) and Section 4.3, shall be true and correct in all material respects at and as of the Effective Time, (ii) the representations and warranties of Parent set forth in Sections 4.2(a) and 4.2(b) shall be true and correct in all respects, except for any de minimis inaccuracies, at and as of the Effective Time, as though made at and as of the Effective Time, (iii) the representations and warranties of Parent set forth in Section 4.11(b) shall be true and correct in all respects, at and as of the Effective Time and (iv) each of the other representations and warranties of Parent in this Agreement shall be true and correct in all respects at and as of the Effective Time, except (A) in the case of subclauses (i), (ii) and (iv), representations and warranties that are expressly made as of an earlier date shall be true and correct only at and as of such date, and (B) in the case of subclause (iv), where the failure of such representations or warranties to be true and correct (without giving effect to any “materiality” or “Parent Material Adverse Effect” qualifier set forth therein) would, individually or in the aggregate with all other failures to be true or correct, have or reasonably be expected to have a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent. Each of Parent and Merger Sub shall have performed or complied with in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c) Officer’s Certificate. The Company shall have received an officer’s certificate duly executed by an authorized officer of Parent to the effect that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.

ARTICLE 7

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time and, except as specifically provided below, whether before or after the Company Stockholder Approval:

(a) by mutual written agreement of Parent, Merger Sub and the Company, by action of their respective Boards of Directors;

(b) by either the Company or Parent, if the Effective Time shall not have occurred on or before February 17, 2016 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any party whose breach of this Agreement (including such party’s obligations set forth in Section 5.4) has been the primary cause of or primarily resulted in the non-satisfaction of any condition set forth in Article 6 hereto or the failure of the Effective Time to occur on or before the Outside Date;

(c) by either the Company or Parent, if any court of competent jurisdiction or other Governmental Entity of competent jurisdiction shall have issued an Order, enacted or interpreted any Law or taken any other action or any Law shall be in effect, in each case, permanently restraining, enjoining, preventing or otherwise prohibiting or making illegal, prior to the Effective Time, the consummation of the Merger, and, in each case, such Order or other action shall have become final and nonappealable; provided, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall be available only if the party seeking to terminate this Agreement shall have used all reasonable best efforts to resist, resolve or lift, as applicable, such Order before asserting the right to terminate under this Section 7.1(c);

(d) by either the Company or Parent, if the Company Stockholder Approval has not been obtained at the Company Stockholders Meeting; provided, that no party may terminate this Agreement pursuant to this Section 7.1(d) if such party has breached in any material respect any of its obligations under this Agreement in a manner that caused the failure to obtain the Company Stockholder Approval at the Company Stockholders Meeting;

(e) by Parent, at any time prior to the Company Stockholder Approval, if the Company Board shall have effected a Change of Board Recommendation (it being understood and agreed that any written notice of the Company’s intention to make a Change of Board Recommendation prior to effecting such Change of Board Recommendation in accordance with Section 5.3(d) in and of itself shall not result in Parent having any termination rights pursuant to this Section 7.1(e)) (provided, that Parent’s right to terminate this Agreement pursuant to this Section 7.1(e) shall expire at 5:00 p.m. (New York City time) on the tenth (10th) Business Day following the date on which the event first permitting such termination occurred);

(f) by the Company, at any time prior to the Company Stockholder Approval, in order to enter into a definitive agreement with respect to a Superior Proposal, but only if the Company shall have complied in all material respects with its obligations under Section 5.3 with respect to such Superior Proposal; provided, that (i) substantially concurrent with the termination of this Agreement, the Company enters into a definitive agreement providing for a Superior Proposal, and (ii) the Company shall prior to or concurrently with such termination pay, or cause to be paid, the Termination Fee to, or for the account of, Parent pursuant to Section 7.3(b);

(g) by Parent, at any time prior to the Effective Time, if: (i) there has been a breach by the Company of its representations, warranties or covenants contained in this Agreement such that any condition set forth in Section 6.2(a) or 6.2(b) is not reasonably capable of being satisfied while such breach is continuing, (ii) Parent shall have delivered to the Company written notice of such breach and (iii) either such breach is not capable of cure prior to the Outside Date or at least forty-five (45) days shall have elapsed since the date of delivery of such written notice to the Company and such breach shall not have been cured in all material respects; provided, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(g) if there has been any material breach by Parent of its material representations, warranties or covenants contained in this Agreement, and such breach shall not have been cured in all material respects; or

(h) by the Company, at any time prior to the Effective Time, if: (i) there has been a breach by Parent of any of its representations, warranties or covenants contained in this Agreement such that any condition set forth in Section 6.3(a) or 6.3(b) is not reasonably capable of being satisfied while such breach is continuing, (ii) the Company shall have delivered to Parent written notice of such breach and (iii) either such breach is not capable of cure prior to the Outside Date or at least forty-five (45) days shall have elapsed since the date of delivery of such written notice to Parent and such breach shall not have been cured in all material respects; provided, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(h) if there has been any material breach by the Company of its material representations, warranties or covenants contained in this Agreement, and such breach shall not have been cured in all material respects.

7.2 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail, and this Agreement shall become void and of no further force or effect without liability or obligation on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, affiliates, officers or directors; provided, that (i) no such termination shall relieve the Company of its obligation to pay the Termination Fee or Expense Reimbursement if, as and when required pursuant to Section 7.3 (which Section 7.3 shall survive any such termination); (ii) no such termination shall relieve any party for liability for such party’s breach of this Agreement prior to its termination or for fraud; and (iii) (A) the Confidentiality Agreement, (B) Parent’s and Merger Sub’s payment obligations and liabilities under Section 5.4(a)(vii) of this Agreement, (C) Parent’s and Merger Sub’s reimbursement and indemnification obligations under Section 5.11(b) of this Agreement and (D) Section 5.2(b), this Section 7.2, Section 7.3 and Article 8 of this Agreement and the definitions of all defined terms appearing in such Sections shall survive the termination of this Agreement.

7.3 Termination Fee.

(a) The parties agree that if this Agreement is terminated pursuant to Section 7.1(d), then the Company shall reimburse the Parent for its actual and reasonable out-of-pocket expenses in an amount not to exceed $5,000,000 (five million dollars) (the “Expense Reimbursement”) within two (2) Business Days of such termination. For the avoidance of doubt, (i) in no event shall the Company be required to pay the Expense Reimbursement on more than one (1) occasion and (ii) in no event shall the sum of the Expense Reimbursement and Termination Fee payable by the Company exceed $48,270,000.

(b) The parties agree that if this Agreement is terminated by Parent pursuant to Section 7.1(e) or by the Company pursuant to Section 7.1(f), then the Company shall pay (or cause to be paid) to Parent prior to or concurrently with such termination, in the case of a termination by the Company, or within two (2) Business Days thereafter, in the case of a termination by Parent, a termination fee equal to $48,270,000 (the “Termination Fee”).

(c) The parties agree that if this Agreement is terminated pursuant to Section 7.1(b), 7.1(d) or 7.1(g) and, in any such case, (1) after the date hereof and prior to the date of termination of this Agreement, an Acquisition Proposal with respect to the Company is made to the Company or the Company Board, is made public by the Company or any other Person, or otherwise made generally known to the Company’s stockholders, and is not withdrawn and (2) within twelve (12) months after such termination, the Company enters into a definitive agreement with respect to any Acquisition Proposal and such Acquisition Proposal is thereafter consummated (which need not be the same Acquisition Proposal that was made, disclosed or communicated prior to the termination hereof), then the Company shall pay (or cause to be paid) the Termination Fee to Parent, prior to or concurrently with the consummation of such transaction, less the amount of any Expense Reimbursement previously paid pursuant to Section 7.3(a). For purposes of only subclause (2) of this Section 7.3(c), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 8.4, except that the references to “20%” shall be deemed to be references to “50%”.

(d) The Company acknowledges that the agreement contained in this Section 7.3 is an integral part of this Agreement and that, without this Section 7.3, Merger Sub and Parent would not have entered into this Agreement. Accordingly, if the Company fails to promptly pay any amount due pursuant to this Section 7.3, the Company shall pay to Merger Sub all reasonable fees, costs and expenses of enforcement (including reasonable attorneys’ fees as well as reasonable expenses incurred in connection with any action initiated by Parent and/or Merger Sub), together with interest on the amount of the Termination Fee at the prime lending rate as published in The Wall Street Journal, in effect on the date such payment is made.

(e) For the avoidance of doubt, in no event shall the Company be required to pay the Termination Fee on more than one (1) occasion.

(f) Subject to Parent’s and Merger Sub’s rights set forth in Section 8.14, Parent’s right to receive payment from the Company of the Termination Fee shall be the sole and exclusive remedy of Parent and Merger Sub against the Company, the Company Subsidiaries or any of their respective former, current or future officers, directors, partners, stockholders, managers, members or affiliates (collectively, “Company Related Parties”) under circumstances requiring the payment thereof pursuant to this Section 7.3 for any loss suffered as a result of the failure of the transactions contemplated by this Agreement, including the Merger, to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement, including the Merger (except that the Company shall also be obligated with respect to Section 7.3(d) and except that the applicable Company Related Parties shall remain obligated for, and Parent and its affiliates may be entitled to remedies with respect to the provisions and agreements surviving such termination pursuant to Section 7.2). For the avoidance of doubt, while Parent and Merger Sub may pursue both a grant of specific performance in accordance with Section 8.14 and the payment of the Termination Fee under Section 7.3, under no circumstances shall Parent and Merger Sub be permitted or entitled to receive both a grant of specific performance and the Termination Fee.

7.4 Amendment. This Agreement may be amended by each of the Company, Parent and Merger Sub by action taken by or on behalf of their respective boards of directors; provided, however, that after the Company Stockholder Approval has been obtained, there may not be, without further approval of the stockholders of the Company, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of Company Shares, or which by applicable Law otherwise requires the further approval of the stockholders of the Company. This Agreement may not be amended except by an instrument in writing signed by the parties hereto. Notwithstanding anything to the contrary contained herein, Sections 8.10, 8.12 and 8.15, and this sentence (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of Sections 8.10, 8.12 or 8.15, or this sentence) may not be amended, supplemented or otherwise modified in any manner that is adverse in any material respect to any Lender Party without the prior written consent of the Lender.

7.5 Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) waive compliance by the other with any of the agreements or covenants contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 8

GENERAL PROVISIONS

8.1 Non-Survival of Representations and Warranties. None of the representations, warranties or covenants in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time except that this Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time, which shall survive to the extent expressly provided for herein.

8.2 Fees and Expenses. Subject to Section 7.2 and Section 7.3, all Expenses (other than any expenses the Company or any Company Subsidiary pays as borrower under the Financing or Alternative Financing, which shall be deemed borne by Parent and Merger Sub) incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same.

8.3 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in Person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained and delivery is followed within one Business Day pursuant to email by clause (c) or pursuant to clause (b) or delivered in Person), (b) on the next Business Day if transmitted by national overnight courier or (c) on the date delivered if sent by email (provided confirmation of email receipt is obtained and delivery is followed within one Business Day pursuant to either clause (a) or (b)), in each case, as follows (or to such other Persons or addressees as may be designated in writing by the party to receive such notice):

If to Parent or Merger Sub, addressed to it at:

Ascena Retail Group, Inc.
933 MacArthur Boulevard
Mahwah, NJ 07430
Attention:	David Jaffe
Gene Wexler
Email:	David.Jaffe@AscenaRetail.com
Gene.Wexler@AscenaRetail.com

with a copy to (which shall not constitute notice):

Proskauer Rose LLP
Eleven Times Square
New York, NY 10036
Attention:	Steven L. Kirshenbaum
Julie M. Allen
Facsimile:	(212) 969-2900
Email:	skirshenbaum@proskauer.com
jallen@proskauer.com

If to the Company, addressed to it at:

ANN INC.
7 Times Square
New York, NY 10036
Attention: Katherine H. Ramundo
Facsimile: (212) 536-4412
Email: Kate_Ramundo@anninc.com

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attention:	Joshua R. Cammaker
Karessa L. Cain
Facsimile:	(212) 403-2000
Email:	JRCammaker@wlrk.com
KLCain@wlrk.com

8.4 Certain Definitions. For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, that any such confidentiality agreement need not contain any standstill or similar provision. Notwithstanding the foregoing, an “Acceptable Confidentiality Agreement” shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations hereunder.

“Acquisition Proposal” means any offer or proposal from a Third Party, whether in one transaction or a series of related transactions, concerning (a) a merger, consolidation, reorganization, recapitalization, liquidation, dissolution or other business combination transaction involving the Company or its Subsidiaries, (b) a sale, lease, license, mortgage, pledge or other disposition, directly or indirectly, by merger, consolidation, business combination, share exchange, partnership, joint venture or otherwise, of assets of the Company (including Equity Interests of a Company Subsidiary) or the Company Subsidiaries representing 20% or more of the consolidated assets of the Company and the Company Subsidiaries based on their fair market value as determined in good faith by the Company Board, (c) an issuance or sale (including by way of merger, consolidation, business combination, share exchange, joint venture or otherwise) of Equity Interests representing 20% or more of the voting power of the Company or a tender offer or exchange offer in which any Person or group (as defined in Section 13(d) of the Exchange Act) seeks to acquire beneficial ownership, or the right to acquire beneficial ownership, of Equity Interests representing 20% or more of the voting power of the Company, or (d) any combination of the foregoing (in each case, other than the Merger).

“affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person. “control” (including the terms “controlled by” and “under common control with”)

means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of capital stock or other Equity Interests, as trustee or executor, by Contract or credit arrangement or otherwise.

“Benefit Plan” means each (a) “employee benefit plan” (as defined in Section 3(3) of ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) and each “employee pension benefit plan” (as defined in Section 3(2) of ERISA) (in each case, whether or not such plan is subject to ERISA), and, for the avoidance of doubt, including any such plans referred to as schemes rather than plans in any non-U.S. jurisdiction), (b) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy, agreement, scheme or arrangement, (c) employment, consulting, severance, change in control, retention, termination, pension, retirement, disability benefit, health insurance, life insurance, fringe benefit, supplemental benefit plan, program, policy, agreement, scheme or arrangement or (d) other compensation or benefit plan, program, policy, agreement, scheme or arrangement, in each case, sponsored, maintained, contributed to or required to be sponsored, maintained or contributed to by the Company, any Company Subsidiary or any ERISA Affiliate for the benefit of any Participant, or between the Company, any of the Company Subsidiaries or any ERISA Affiliate, on the one hand, and any Participant, on the other hand, or with respect to which any potential liability, whether absolute or contingent, is or may be borne by the Company or any of the Company Subsidiaries, and in each case whether or not (i) subject to the Laws of the United States, (ii) in writing or (iii) funded.

“Business Day” means any day other than Saturday, Sunday or any day on which commercial banks in New York, New York are authorized or required by applicable Law to close.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Intellectual Property” means the Intellectual Property owned by the Company or any of the Company Subsidiaries that is used, held for use or otherwise necessary for, the operation of their respective businesses.

“Company Lease” means any lease, sublease, sub-sublease, license and other agreement under which the Company or a Company Subsidiary leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

“Company Material Adverse Effect” means any change, condition, event, effect, occurrence, circumstance or development (each, an “Effect”), individually or in the aggregate, that (a) has, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole or (b) prevents the performance in any material respect by the Company of its obligations to consummate the Merger; provided, that for purposes of clause (a), none of the following shall constitute or be deemed to contribute to a Company Material Adverse Effect, or shall otherwise be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: any adverse Effect arising out of, resulting from or attributable to: (i) changes or proposed changes in applicable Laws, GAAP or the interpretation or enforcement thereof; (ii) changes in general economic, business, labor or regulatory conditions, or general changes in securities, credit or other financial markets, including interest rates or exchange rates, in the United States regionally, locally or globally, or changes generally affecting the industries (including seasonal fluctuations to the extent consistent with the Company’s historical results of operations) in which the Company or the Company Subsidiaries operate in the United States or globally; (iii) changes in general global, national, regional or local political conditions (including the outbreak or escalation of war (whether or not declared), military action, sabotage or acts of terrorism), changes due to natural disasters or changes in the weather, hurricanes or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis; (iv) actions or omissions required of the Company under the express terms of this Agreement or taken or not taken at the request of, or with the consent of, an officer of Parent or any of its affiliates; (v) any breach, violation or non-performance of any provision of this Agreement by Parent or any of its affiliates; (vi) the negotiation, announcement, pendency or consummation of this Agreement and the transactions contemplated hereby, including the identity of Parent or any of its affiliates or any communication by Parent or any of its affiliates regarding plans, proposals or projections with respect to the Company, the Company Subsidiaries or their employees (including any impact on the relationship of the Company or any of the Company Subsidiaries, contractual or otherwise, with its customers, suppliers, distributors, vendors, lenders, employees or partners); (vii) any item or matter disclosed in the Company SEC Documents filed prior to the date hereof; (viii) any Proceeding arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the transactions contemplated hereby; (ix) the outcome of any Proceeding or investigation involving the Company or any Company Subsidiary that has been disclosed in the Company Disclosure Letter; (x) changes in the trading price or trading volume of Company Shares, in and of itself, or any suspension of trading; (xi) any item set forth in Section 8.4 of the Company Disclosure Letter; (xii) the expiration or termination by its terms of any Contract to which the Company or any of the Company Subsidiaries is a party or (xiii) any failure by the Company or any of the Company Subsidiaries to meet any revenue, earnings or other financial projections or forecasts, in and of itself; provided, that, (A) in the case of clauses (x) and (xiii), the underlying cause of such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred (except to the extent subject to any other foregoing exception), and (B) in the case of clauses (i), (ii) and (iii), the impact of such Effect is not or is not reasonably expected to be disproportionately adverse to the Company and the Company Subsidiaries, taken as a whole, relative to other participants in their industry (in which case only the incrementally disproportionate effect may be taken into account in determining whether a Company Material Adverse Effect has occurred).

“Company Plans” means the Company’s 2002 Stock Option and Restricted Stock and Unit Award Plan and 2003 Equity Incentive Plan, the Company’s 2000 Stock Option and Restricted Stock Award Plan, and the Company’s 1992 Stock Option and Restricted Stock and Unit Award Plan, in each case, as amended, supplemented or modified from time to time.

“Company Representatives” means the Company’s and the Company Subsidiaries’ respective directors, officers, employees, controlled affiliates, accountants, consultants, legal counsel, investment bankers, advisors, agents and other representatives.

“Company Shares” means the shares of common stock, par value $0.0068 per share, of the Company.

“Competition Laws” means applicable supranational, national, federal, state, provincial or local Law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition in any country or jurisdiction, including the HSR Act, the Sherman Act, the Clayton Act and the Federal Trade Commission Act, in each case, as amended.

“Compliant” means, with respect to the Required Information and without giving effect to any supplements or updates delivered by the Company after the commencement of the Marketing Period, the Required Information does not, taken as a whole, contain any untrue statement of a material fact or omit to state any material fact, in each case with respect to the Company or the Company Subsidiaries, necessary in order to make such Required Information, in light of the circumstances under which the statements contained in the Required Information are made, not misleading.

“Contract” or “Contracts” means any of the agreements, arrangements, contracts, leases (whether for real or personal property), powers of attorney, notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, letters of credit, settlement agreements, franchise agreements and licenses to which in each case a Person is a party or to which any of the properties or assets of such Person or its Subsidiaries are subject; provided, that “Contracts” shall not include any Benefit Plan.

“Environmental Laws” means any and all applicable Laws which (a) regulate or relate to the protection or clean-up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances; the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of Persons or property, including protection of the health and safety of employees or (b) impose liability or responsibility with respect to any of the foregoing, including CERCLA, RCRA, the Clean Water Act, as amended (33 U.S.C. § 1251 et seq.), the Clean Air Act, as amended (42 U.S.C. § 7401 et seq.), OSHA or any other Law of similar effect.

“Environmental Permits” means any permit, certificate, registration, notice, approval, identification number, license or other authorization required under any applicable Environmental Law.

“Equity Interest” means any share, capital stock, partnership, limited liability company, member or similar equity interest in any Person, and any option, share of restricted stock, restricted stock unit, stock appreciation right, phantom stock, performance share or unit, warrant, right or other security (including debt securities) convertible, exchangeable or exercisable into or for any such share, capital stock, partnership, limited liability company, member or similar equity interest.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Exchange Act” means the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Proxy Statement/Prospectus, Form S-4 and all other matters related to the transactions contemplated by this Agreement.

“GAAP” means generally accepted accounting principles, as applied in the United States.

“Governmental Entity” means any supranational, national, federal, state, county, municipal, local or foreign government or other political subdivision thereof, any court, any arbitral body, any entity exercising executive, legislative, judicial, regulatory, taxing, administrative, prosecutorial or arbitral functions of or pertaining to government.

“Hazardous Substances” means any pollutant, contaminant, chemical, compound, toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable substance or material, or other substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Intellectual Property” means all intellectual property and proprietary rights, including all (a) patents and patent applications, (b) trademarks, service marks, trade dress, logos, slogans, brand names, trade names, Internet domain names and corporate names (whether or not registered) and other indicia of origin, and all applications and registrations in connection therewith, (c) all copyrights (whether or not published), and all applications and registrations in connection therewith, (d) intellectual property rights in Software Programs, (e) mask works and industrial designs, and all applications and registrations in connection therewith and (f) trade secrets and other intellectual property rights in confidential and proprietary information (including inventions, ideas, research and development information, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, research records, test information, financial, marketing and business data, customer and supplier lists and information, pricing and cost information, business and marketing plans and proposals, and databases and compilations, including any and all data and collections of data).

“Intervening Event” means any event, change, effect, development, state of facts, condition or occurrence that (a) was not known to, or reasonably foreseeable by, the Company Board as of or prior to the date of this Agreement, (b) becomes known to the Company Board prior to the Company Stockholder Approval and (c) does not involve or relate to (i) an Acquisition Proposal or (ii) any fluctuation in the market price or trading volume of the Company Shares, in and of itself.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means (a) when used with respect to the Company, the actual knowledge of the individuals listed in Section 8.4 of the Company Disclosure Letter and (b) when used with respect to Parent or Merger Sub, the actual knowledge of David Jaffe, Robb Giammatteo and Gene Wexler, in the case of each of (a) and (b), after reasonable inquiry under the circumstances.

“Law” means any applicable international, national, provincial, state, municipal, local and common laws, treaties, statutes, ordinances, decrees, codes, bylaws, rules, regulations or other requirements, legally binding guidance, Orders, consent decrees, permits, policies, restrictions or licenses of any Governmental Entity, in each case, having the force of law.

“Leased Real Property” means all real property that the Company or any of the Company Subsidiaries leases, subleases or otherwise uses or occupies, or has the right to use or occupy, pursuant to a Company Lease.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, title defect, encumbrance, covenant, condition, restriction, charge, option or other third party right, right of first refusal or first offer, easement, security interest, deed of trust, right-of-way, encroachment, occupancy right, preemptive right, community property interest or other restriction of any nature, whether voluntarily incurred or arising by operation of Law, including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction or defect on the possession, exercise or transfer of any other attribute of ownership of any asset.

“Marketing Period” means the first period of fifteen (15) consecutive calendar days after the date hereof throughout which Parent shall have the Required Information and the Required Information is Compliant; provided that if the Company in good faith reasonably believes that it has delivered the Required Information and that the Required Information is Compliant, the Company may (but shall not be obligated to) deliver to Parent a written notice to that effect (stating the date on which it believes it completed such delivery), in which case the Company shall be deemed to have complied with the requirement to deliver Required Information that is Compliant, unless Parent in good faith reasonably believes that the Company has not completed the delivery of Required Information that is Compliant and, within three (3) Business Days after its receipt of such notice from the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Information Parent believes the Company has not delivered or is not Compliant at that time). Notwithstanding the foregoing, the Marketing Period shall not include either of July 3, 2015 through July 5, 2015 or November 26, 2015 through November 29, 2015, and if the Marketing Period does not end on or before (i)

August 17, 2015, the Marketing Period will continue until September 8, 2015, or (ii) December 18, 2015, the Marketing Period will continue until January 4, 2016, and in each case, a new fifteen (15) consecutive calendar day Marketing Period shall commence on such date. Notwithstanding the foregoing, the Marketing Period shall not commence and shall be deemed not to have commenced if, at any time during, or on the first or last day of, such fifteen (15) consecutive calendar day period, (i) the Company’s independent accounting firm shall have withdrawn its audit opinion with respect to any audited consolidated financial statements of the Company included in the Required Information, in which case the Marketing Period shall not be deemed to commence until the time at which a new unqualified audit opinion is issued with respect to the consolidated financial statements for the applicable periods by the Company’s independent accounting firm or another independent accounting firm reasonably acceptable to Parent, (ii) the Company issues a public statement indicating its intent to restate any consolidated financial statements of the Company included in the Required Information, in which case the Marketing Period shall not be deemed to commence until the time at which such restatement has been completed and the Required Information has been amended or the Company issues a public statement that no restatement is required in accordance with GAAP or (iii) the Required Information is not Compliant (which, for the avoidance of doubt, shall require that the financial statements be current as more fully set forth in Rule 3-12 of Regulation S-X for the entire Marketing Period), in which case a new fifteen (15) consecutive calendar day period shall commence upon the Company providing Required Information that is Compliant.

“NASDAQ” means the NASDAQ Global Select Market.

“Net Share” means, with respect to a Company Option, the quotient obtained by dividing (a) the product of (i) the excess, if any, of the Per Share Cash Consideration over the per share exercise price of such Company Option, multiplied by (ii) the number of Company Shares subject to such Company Option, by (b) the Per Share Cash Consideration.

“Order” means any judgment, order, decision, writ, injunction, decree, legal or arbitration award, ruling, SEC requirement or settlement or consent agreement, in each case, with a Governmental Entity of competent jurisdiction.

“OSHA” means the Occupational Safety and Health Act of 1970, as amended, and the rules and regulations promulgated thereunder.

“Owned Real Property” means any real property owned in fee by the Company or any of the Company Subsidiaries.

“Parent Material Adverse Effect” means any Effect, individually or in the aggregate, that (a) has, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole or (b) prevents or materially impairs or delays the performance in any material respect by Parent or Merger Sub of its obligations to consummate the Merger; provided, that for purposes of clause (a), none of the following shall constitute or be deemed to contribute to a Parent Material Adverse Effect, or shall otherwise be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur: any adverse Effect arising out of, resulting from or attributable to: (i) changes or proposed changes in applicable Laws, GAAP or the interpretation or enforcement thereof; (ii) changes in general economic, business, labor or regulatory conditions, or general changes in securities, credit or other financial markets, including interest rates or exchange rates, in the United States regionally, locally or globally, or changes generally affecting the industries (including seasonal fluctuations to the extent consistent with Parent’s historical results of operations) in which Parent or Parent Subsidiaries operate in the United States or globally; (iii) changes in general global, national, regional or local political conditions (including the outbreak or escalation of war (whether or not declared), military action, sabotage or acts of terrorism), changes due to natural disasters or changes in the weather, hurricanes or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis; (iv) actions or omissions required of Parent under the express terms of this Agreement or taken or not taken at the request of, or with the consent of, an officer of the Company or any of its affiliates; (v) any breach, violation or non-performance of any provision of this Agreement by the Company or any of its affiliates; (vi) the negotiation, announcement, pendency or consummation of this Agreement and the transactions contemplated hereby, including the identity of the Company or any of its affiliates or any communication by the Company or any of its affiliates regarding plans, proposals or projections with respect to Parent, the Parent Subsidiaries or their employees (including any impact on the relationship of Parent or any of Parent Subsidiaries, contractual or otherwise, with its customers, suppliers, distributors, vendors, lenders, employees or partners); (vii) any item or matter disclosed in Parent SEC Documents filed prior to the date hereof; (viii) any Proceeding arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the transactions contemplated hereby; (ix) the outcome of any Proceeding or investigation involving Parent or any Parent Subsidiary that has been disclosed in the Parent Disclosure Letter; (x) changes in the trading price or trading volume of Parent Shares, in and of itself, or any suspension of trading; (xi) any item set forth in Section 8.4 of the Parent Disclosure Letter; (xii) the expiration or termination by its terms of any Contract to which Parent or any of the Parent Subsidiaries is a party or (xiii) any failure by Parent or any of the Parent Subsidiaries to meet any revenue, earnings or other financial projections or forecasts, in and of itself; provided, that, (A) in the case of clauses (x) and (xiii), the underlying cause of such failure may be taken into account in determining whether a Parent Material Adverse Effect has occurred (except to the extent subject to any other foregoing exception), and (B) in the case of clauses (i), (ii) and (iii), the impact of such Effect is not or is not reasonably expected to be disproportionately adverse to Parent and the Parent Subsidiaries, taken as a whole, relative to other participants in their industry (in which case only the incrementally disproportionate effect may be taken into account in determining whether a Parent Material Adverse Effect has occurred).

“Parent Plans” means Parent’s 2010 Stock Incentive Plan, as amended, supplemented or modified from time to time.

“Parent Share VWAP” means the volume weighted average price of a Parent Share for a ten (10) trading day period, starting with the opening of trading on the eleventh (11th) trading day prior to the Closing Date to the closing of trading on the second to last trading day prior to the Closing Date, as reported by Bloomberg.

“Participant” means each current or former director, officer, employee or independent contractor of the Company or any of the Company Subsidiaries.

“Parent Shares” means the shares of common stock, par value $0.01 per share, of the Parent.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate Proceedings and for which appropriate reserves have been established on or reflected in the consolidated financial statements of the Company in accordance with GAAP, (b) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or encumbrances, in each case, arising by operation of Law in the ordinary course of business for amounts not yet due and payable or that are being contested in good faith by appropriate Proceedings and for which appropriate reserves have been established on the consolidated financial statements of the Company in accordance with GAAP, (c) Liens arising from transfer restrictions under securities Laws, (d) with respect to any Owned Real Property or Leased Real Property, (i) any conditions that may be shown by a current, accurate survey or title report, (ii) easements, encroachments, restrictions, rights-of-way and any other non-monetary title defects, whether or not of record, and (iii) zoning, building, land use, environmental regulations and other similar restrictions, in each case that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (e) with respect to any Leased Real Property, the terms and provisions of the Company Leases and all Liens affecting the title of the landlords thereunder and the holders of the fee simple title thereof, and (f) such other Liens which would not, individually or in the aggregate, materially interfere with the ordinary conduct of the business of the Company and the Company Subsidiaries as currently conducted or detract from the use, occupancy, value or marketability of the property affected by such Lien.

“Per Share Cash Consideration” means the sum of (a) the Cash Consideration plus (b) the product obtained by multiplying (i) the Stock Consideration by (ii) the Parent Share VWAP.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Proceedings” means all actions, suits, claims, hearings, arbitrations, investigations, inquiries, litigations, mediations, grievances, audits, examinations or other proceedings, in each case, by or before any Governmental Entity.

“Registered Intellectual Property” means all Intellectual Property that has been issued, registered or applied for with any Governmental Entity (including Internet domain names).

“RCRA” means the Resource Conservation and Recovery Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Required Information” means (a) the audited consolidated balance sheets and related statements of operations, comprehensive income and cash flows and stockholders’ equity of the Company for the three most recently completed fiscal years of the Company ended at least ninety (90) days prior to the Closing Date, (b) the unaudited consolidated balance sheets and related statements of operations, comprehensive income and cash flows of the Company for each subsequent fiscal quarter of the Company ended at least forty-five (45) days prior to the Closing Date, and (c) all information customarily provided by a borrower for inclusion in an information memorandum for a credit facility in connection with the Financing (or Alternative Financing).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software Programs” means computer programs (whether in source code, object code or other form), including any and all software implementations of algorithms, models and methodologies, and all documentation, including user manuals and training materials, related to any of the foregoing.

“Subsidiary” of Parent, the Company or any other Person means any corporation, partnership, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the capital stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, limited liability company, partnership, joint venture or other legal entity, or otherwise owns, directly or indirectly, such capital stock or other Equity Interests that would confer control of any such corporation, limited liability company, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Superior Proposal” means a bona fide written Acquisition Proposal that did not result from a breach of Section 5.3 (except the references therein to “20%” shall be replaced by “80%”), made by a Third Party which, in the good faith judgment of the Company Board (after consultation with its outside legal counsel and the Company’s financial advisor), taking into account all financial, legal, regulatory and any other aspects of the transaction described in such proposal that the Company Board considers in good faith to be relevant, including the identity of the Person making such proposal, any break-up fees and expense reimbursement provisions and the conditionality of such proposal (including as to the terms and conditionality of any financing), as well as any changes to the terms of this Agreement proposed by Parent in response to such offer or otherwise, to be more favorable to the Company’s stockholders than the Merger.

“Tax Return” means any report, return (including information return), claim for refund, election, estimated tax filing or declaration required to be filed or actually filed with a Governmental Entity responsible for the administration of Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Taxes” means (a) all taxes, fees, levies, duties, tariffs and imposts imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, property, sales, use, net worth, capital stock, alternative or add-on minimum, environmental, use, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, and gains tax, and (b) any interest, penalty, fine or addition to any of the foregoing.

“Third Party” shall mean any Person other than the Company, Parent, Merger Sub and their respective affiliates.

8.5 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“ADSPP”	Section 2.4(a)
“Agreement”	Preamble
“Alternative Financing”	Section 5.12(a)
“Book-Entry Shares”	Section 2.2(b)(ii)
“Cancelled Shares”	Section 2.1(c)
“Capitalization Date”	Section 3.2(a)
“Cash Consideration”	Section 2.1(a)
“Certificate of Merger”	Section 1.2
“Certificates”	Section 2.2(b)(i)
“Change of Board Recommendation”	Section 5.3(a)
“Closing”	Section 1.2
“Commitment Letter”	Section 4.12(a)
“Company”	Preamble
“Company Board Recommendation”	Recitals
“Company Board”	Recitals
“Company Bylaws”	Section 3.1(b)
“Company Charter”	Section 3.1(b)
“Company Disclosure Letter”	Article 3
“Company Employees”	Section 5.7(a)
“Company Equity Interest”	Section 3.2(e)
“Company Financial Advisor”	Section 3.21
“Company Financial Statements”	Section 3.7(b)
“Company Material Contract”	Section 3.13(a)
“Company Option”	Section 2.4(a)
“Company Permits”	Section 3.6(a)
“Company Preferred Stock”	Section 3.2(a)
“Company Related Parties”	Section 7.3(g)
“Company Restricted Share Award”	Section 2.4(b)
“Company SEC Documents”	Section 3.7(a)
“Company Stockholder Approval”	Section 3.7(a)
“Company Stockholders Meeting”	Section 3.3
“Company Subsidiary”	Section 3.1
“Confidentiality Agreement”	Section 5.2(b)
“Covered Persons”	Section 5.8(a)
“D&O Insurance”	Section 5.8(c)
“DGCL”	Recitals
“Disposals”	Section 5.1(a)(iii)
“Dissenting Shares”	Section 2.3

“Dividend Consideration”	Section 2.2(f)
“Effect”	Section 8.4
“Effective Time”	Section 1.2
“ERISA Affiliate”	Section 3.11(c)
“Exchange Agent”	Section 2.2(a)
“Exchange Fund”	Section 2.2(f)
“Existing Indemnification Agreements”	Section 5.8(a)
“Fairness Opinion”	Section 3.21
“Fee Letter”	Section 4.18
“Financing”	Section 4.18
“Form S-4”	Section 3.5
“Fractional Share Consideration”	Section 2.7
“Insurance Policies”	Section 3.19
“Lender Party”	Section 8.15
“Lender”	Section 4.18
“Maximum Share Number”	Section 2.1(a)
“Merger Consideration”	Section 2.1(a)
“Merger Sub”	Preamble
“Merger”	Recitals
“New Plan”	Section 5.7(b)
“Notice Period”	Section 5.3(d)
“NYSE”	Section 3.5
“Old Plans”	Section 5.7(b)
“Outside Date”	Section 7.1(b)
“Parent Capitalization Date”	Section 4.2(a)
“Parent Disclosure Letter”	Article 4
“Parent Financial Statements”	Section 4.7(b)
“Parent Permits”	Section 4.9(a)
“Parent Preferred Stock”	Section 4.2(a)
“Parent Representatives”	Section 5.2(a)
“Parent Restricted Share Awards”	Section 4.2(a)
“Parent SEC Documents”	Section 4.7
“Parent Subsidiaries”	Section 4.4
“Parent Subsidiary”	Section 4.4
“Parent”	Preamble
“Proposed Changed Terms”	Section 5.3(d)
“RCRA”	Section 3.5
“Required Approvals”	Section 5.4(a)
“Retention Program”	Section 5.7(f)
“Seasonal Plan”	Section 5.7(e)
“SEC”	Section 3.7(a)
“Section 16”	Section 5.10
“Solvent”	Section 4.15
“Stock Consideration”	Section 2.1(a)
“Surviving Corporation”	Section 1.1(a)
“Termination Fee”	Section 7.3(b)
“Title IV Plan”	Section 3.11(b)

8.6 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

8.8 Entire Agreement. This Agreement (together with the Exhibits, Parent Disclosure Letter and Company Disclosure Letter and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements (except the Confidentiality Agreement) and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

8.9 Assignment. This Agreement shall not be assigned by any party by operation of Law or otherwise without the prior written consent of the other parties.

8.10 No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (a) any Persons entitled to indemnification or insurance benefits under the provisions of Section 5.7 (Indemnification of Directors and Officers) following the Effective Time, with respect to such provisions, (b) the stockholders of the Company, after the Effective Time, as applicable, with respect to the right of such stockholders to receive the Merger Consideration, in the case of Company Shares converted into the right to receive the Merger Consideration in the Merger, and (c) if the Effective Time occurs, the right of holders of the Company Equity Awards to receive payments contemplated hereby in respect thereof after the Effective Time; provided, that the Lender Parties shall be third party beneficiaries and may enforce the provisions set forth specifically for their benefit in Sections 7.4, 8.10, 8.12 and 8.15. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto, and consequently, may not accurately characterize actual facts or circumstances.

8.11 Mutual Drafting; Interpretation. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Annexes” are intended to refer to Sections of this Agreement and Exhibits and Annexes to this Agreement. The Company Disclosure Letter, Parent Disclosure Letter and exhibits attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes. The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. Disclosure of any item on the Company Disclosure Letter or Parent Disclosure Letter by reference to any particular Section or Subsection of this Agreement shall be deemed to constitute disclosure with respect to any other Section or Subsection of this Agreement if the relevance of such disclosure to such other Section or Subsection is reasonably apparent on the face of such disclosure.

8.12 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement and all claims and causes of action arising in connection herewith shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Each of the parties hereto irrevocably agrees that any Proceeding with respect to this Agreement and the rights and obligations arising in connection herewith or any claim or cause of action arising in connection with this Agreement or the negotiation hereof, and any Proceeding for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns, will be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such Proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to or arising from this Agreement or any of the transactions contemplated hereby or the negotiation hereof in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any Proceeding with respect to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.12, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (A) the Proceeding in such court is brought in an inconvenient forum, (B) the venue of such Proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties hereto agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.3 and agrees that service made in such manner shall have the same legal force and effect as if served upon such party personally within the State of Delaware. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) (i) Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Lender Party relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, located in the Borough of Manhattan, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and, in each case, appellate courts thereof) and (ii) notwithstanding Section 8.12(a), any such action, cause of action, claim, cross-claim or third-party claim shall be governed by, and construed and enforced in accordance with, the laws of the state of New York, without giving effect to any choice of law or conflicts of laws rules or provisions (whether of the state of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the state of New York.

(d) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT (INCLUDING WITH RESPECT TO THE FINANCING) IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING WITH RESPECT TO THE FINANCING). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS

VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12(d).

8.13 Counterparts. This Agreement may be signed in any number of counterparts, including by facsimile or other electronic transmission each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall have received a counterpart hereof signed by the other party hereto. Until and unless the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall have received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

8.14 Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at Law would exist and damages would be difficult to determine, and accordingly, (a) the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to specific performance of the terms hereof, in each case in the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, in any federal court located in the State of Delaware or any Delaware state court, this being in addition to any other remedy to which they are entitled at Law or in equity, (b) the parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (c) the parties will waive, in any action for specific performance, the defense of adequacy of a remedy at Law. Either party’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by a party in the case of a breach of this Agreement involving willful breach or fraud.

8.15 No Recourse to Lender Parties. Notwithstanding any provision of this Agreement, the Company agrees on its behalf and on behalf of its stockholders and affiliates that neither the Lender nor any of its respective former, current or future general or limited partners, stockholders, managers, members, agents, officers, directors, representatives and Affiliates or any of their respective successors or assigns (collectively, together with the Lender, the “Lender Parties” and each, a “Lender Party”) shall have any liability or obligation to Company, its stockholders or its affiliates relating to this Agreement or any of the transactions contemplated herein (including the Financing), whether at law, in equity, in contract, in tort or otherwise. This Section 8.15 is intended to benefit and may be enforced by the Lender and shall be binding on all successors and assigns of the Company and its stockholders and affiliates.

[Signature page follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

Parent:

ASCENA RETAIL GROUP, INC.

By:	/s/ David Jaffe
	Name:	David Jaffe
	Title:	President and Chief Executive Officer

Merger Sub:

AVIAN ACQUISITION CORP.

By:	/s/ David Jaffe
	Name:	David Jaffe
	Title:	President and Chief Executive Officer

The Company:

ANN INC.

By:	/s/ Kay Krill
	Name:	Kay Krill
	Title:	President and Chief Executive Officer